BEST AVAILABLE COPY

82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

June 3, 2002

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 6/18

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On April 1, 2002, the Company published in *Bulletin des Annonces Legales Obligatoires*, a French journal of mandatory legal notices ("BALO"), a meeting notice to its shareholders (*avis de reunion*) for the Ordinary and Extraordinary Shareholders Meetings held on May 21, 2002, including an agenda and the text of shareholder resolutions to be voted upon. This notice was published in the French language only and, therefore pursuant to Rule 12g3-2(b)(4) of the Exchange Act, is not being furnished herewith

2. On April 8, 2002, the Company made available to its shareholders on the Company's website its 2001 Annual Report. The Annual Report was made available in paper form for distribution at the Company's registered office on April 24, 2002 and then distributed to shareholders at the shareholders meeting held on May 21, 2002. The 2001 Annual Report was published in the French language only and, therefore, is not being furnished herewith. However, an English translation of the 2001 consolidated financial statements contained in the 2001 Annual Report is available and is attached as Appendix A to this letter. In addition, an English translation of the 2001 Annual Report is being prepared for shareholders and will be submitted to the SEC when available.

3. On April 24, 2002, the Company sent a convocation notice to its shareholders (*avis de convocation*) for the Ordinary and Extraordinary Shareholders Meetings held on May 21, 2002, including an agenda, brief description of the state of the business of the Company for the fiscal year 2001, text of shareholder resolutions to be voted upon, statement of income of the Company for the last five years and form for shareholders' request for additional information. The notice was also published in BALO and in *Quotidien Juridique*, a French legal publication, on April 24, 2002. As this notice was published in the French language only, a copy is not being furnished herewith.

4. Accompanying the notice to shareholders described in the immediately preceding paragraph was an additional report of the Company's Management Board to shareholders regarding certain securities of the Company's known as *Obligations a Option de Conversion en Actions Nouvelles*. This additional report has been available to shareholders since November 2001. As the additional report was published in the French language only, a copy is not being furnished herewith.

5. On April 24, 2002, the Company published in *Les Echos*, a French daily publication, a *Note d'Information* regarding the renewal of the shareholder authorization for share repurchases by the Company for an additional 18 months. As this *Note d'Information* was published in the French language only, a copy is not being furnished herewith.

6. On May 3, 2002, the Company made available on its website a letter to shareholders from the Chairman of the Supervisory Board of the Company and the Chairman of the Management Board and CEO of the Company regarding the Company's fiscal 2001 results. A copy of this letter is attached as Appendix B to this letter.

7. In connection with its Annual Ordinary Shareholders Meeting held on May 21, 2002, the Company made available to shareholders a document which included the auditor's general report, financial statements of the Company for the fiscal year 2001 and proposed shareholder resolutions. A copy of this document is attached as Appendix C to this letter.

8. In connection with its Extraordinary Shareholders Meeting held on May 21, 2002, the Company made available to shareholders a document which included the report of the Management Board, the comments of the Supervisory Board, the auditor's special report and proposed shareholder resolutions. A copy of this document is attached as Appendix D to this letter.

9. At the Company's Annual Ordinary Shareholders Meeting held on May 21, 2002, the Company made a slide presentation. A copy of the slide presentation is attached as Appendix E to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

Appendix B

letter TO SHAREHOLDERS

APRIL 2002


Patricia Barbizet
Chairman of the Supervisory Board
Serge Weinberg
Chairman of the Management Board and CEO

Dear Shareholders,

In 2001, Pinault-Printemps-Redoute performed strongly while strengthening its position as European leader in specialised distribution and as a major player in the luxury goods sector.

Against a backdrop of sharp economic decline, marked by the slowdown in North America and in the luxury goods sector, your Group's sales grew 12.3% to € 27.8 billion and operating income increased 4.8% to € 1.9 billion. Attributable net income before amortization of goodwill reached € 890 million, up 1.4% over 2000. In spring 2001, your Group undertook cost-cutting measures first in North America and then extended them to all of the Group's operations throughout the world. To a large extent, these measures cushioned the impact of the economic slowdown on both sides of the Atlantic and protected the results for 2001.

2001 was marked by three positive developments:

• All our companies withstood the economic slowdown. They demonstrated the strength of their concept and competitive position, illustrated in particular by gains in market share both in France and abroad. Your Group strengthened its position outside France with strong international sales growth for Rexel and Conforama, due in particular to their acquisitions in the United States (Westburne) and in Italy (Emmezeta), but also for Fnac and CFAO on account of their organic growth. The companies' growing international development was reflected by activity outside France, which represented 54.7% of total sales.

PINAULT PRINTEMPS-REDOUTE

• Your Group acquired 8.6 million additional Gucci shares in October 2001, thereby increasing its stake in the luxury goods group to 53%. This acquisition and the cancellation of all litigation involving Gucci enabled your Group to confirm its position in the luxury goods sector. In two years, Pinault-Printemps-Redoute has become a major player in luxury goods through its stake in the Gucci Group, which has successfully formed a multi-brand luxury goods division.

• At last, Pinault-Printemps-Redoute launched a € 1.38 billion issue of bonds convertible or exchangeable for shares, of which 500 million were immediately converted into shares by Artémis, our majority shareholder, thereby immediately strengthening our financial structure. This issue was oversubscribed 8 times in record time.

In 2001, the Group channelled over € 2.8 billion into operational investments and external growth in order to build for the future, while preserving its financial structure characterised by a 75% debt-to-equity ratio at the end of 2001, comparable with 2000.

As a result, a dividend per share of € 2.30 will be proposed at the next Annual General Meeting. This would represent a 5.5% increase compared to 2000.

Given the strength and soundness of our companies, the thrust and effectiveness of our development programmes and the commitment and know-how of our employees, I have full confidence in our Group's ability to deliver significant growth in profitability.

Patricia Barbizet
Chairman of the
Supervisory Board

Serge Weinberg
Chairman of the
Management Board and CEO

"We remain cautious in our assumptions for 2002. However, in view of our overall efforts, as well as current transformations underway and investments for the future, we are particularly optimistic as any economic recovery will have a very positive impact on our results."

2001 RESULTS

Group earnings hold up extremely well despite the economic downturn

Breakdown of 2001 sales by geographical area


Europe
(excl. France) 23.8%
France
Americas
Asia / Oceania
5.6%
Africa
4.1%

SATISFACTORY COMMERCIAL PERFORMANCE

Pinault-Printemps-Redoute sales rose to € 27,798.5 million in 2001, up 12.3% over the previous year. The increase in sales reflects the capacity of the Group's businesses to withstand the economic downturn, particularly in the United States and in the luxury goods sector. It also takes into account external growth transactions for € 2,343.3 million.

On a comparable structure and constant exchange rates, Group sales rose by 2.6%. The Divisions (excepted the Business to Business division) posted a further rise in sales on a comparable basis. Excluding North America, the Group's business was up 5.5% on a comparable basis, reflecting the Group's robust performance against a backdrop of slower economic growth.

Group sales rose by 7.2% in France and by 16.8% internationally. Sales outside France currently accounts for 54.7% of Group sales.


24,761.2
27,798.5
+12.3%
2000
2001

Sales (M€)


1,887.2
1,978.3
+4.8%
2000
2001

Operating income (M€)

EARNINGS HOLD UP IN A DIFFICULT ECONOMIC ENVIRONMENT

Group operating income rose to € 1,978.3 million in 2001, up 4.8%. The recession in the United States, which deepened after the tragic events of September 11, 2001, led, at a constant exchange rate, to a € 94.4 million decline in operating income on the American continent. Excluding the American continent, operating income was up 11%. The Group posted a 7.1% operating margin in 2001, versus 7.6% in 2000. Excluding Americas, the operating margin in 2001 was 8%, as in 2000.

2001 RESULTS

The change in the Group's operating income reflects major changes arising from developments in the Retail and Luxury Goods divisions, as a result of implementation of the Gucci Group multi-brand strategy.
Total development costs reached € 126.4 million in 2001 (6.4% of operating income), versus € 52.6 million in 2000 (2.8% of operating income).
Group net interest expense rose to € 417.8 million, up 59.2% over 2000.
This is mainly due to the full year effect of acquisitions completed in the second half of 2000 as well as 2001 (Emmezeta, the Group's purchase of additional Gucci shares).



878.1
890.6
+1.4%
2000
2001

Net income Group share before amortization of goodwill (M€)



7.27
7.31
+0.6%
2000
2001

Diluted earnings per share before amortization of goodwill (in euros)

FINANCIAL STRENGTH

Net cash from operating activities was up 62.9% in 2001. This major increase produced a free operating cash flow of € 1,050.5 million in 2001, up 186.2%.
The Group's purchase of additional Gucci shares accounted for € 896 million of net financial investments, with the balance divided between acquisitions in the Luxury Goods division and, to a lesser extent, in the Retail and Business to Business divisions.
At 31 December 2001, consolidated shareholders' equity stood at € 8,560 million, of which € 5,692 million represented shareholders' equity Group share.
The debt-to-equity ratio stood at 75% at 31 December 2001, versus 74% at 31 December 2000.

DIVIDEND RISES BY 5.5%

At the Annual General Meeting on May 21, 2002, the Supervisory Board will recommend a 5.5% increase in the dividend to 2.30 euros per share. Shareholders will be entitled to a tax credit under the provisions of current tax regulation. After approval by the Annual Shareholder General Meeting, dividend payment will be made on June 7, 2002.



2.18
2.30*
+5.5%
2000
2001

Dividend (in euros)

** Subject to approval by the Annual General Meeting on May 21,2002*



Cross-functional initiatives at the Group level

Cross-functional initiatives aim to reinforce the Group's growth and profitability. Many instruments have been implemented notably to streamline direct purchasing and to reduce indirect purchasing costs.

In October 2001, Pinault-Printemps-Redoute created **PPR Purchasing**, the common purchasing centre for white goods (electrical appliances), brown goods (Hi-Fi, video) and PCs and IT consumables goods, which services the Group's brands. This purchasing centre enables Conforama, Fnac, Surcouf, Redcats, Printemps, Guilbert and Rexel to combine their negotiating power in order to achieve the best terms. At present, PPR Purchasing covers France only, but is planning to extend coverage to Europe in 2002.

Pinault-Printemps-Redoute set up **PPR BuyCo** in order to pool companies' indirect purchases.
This represents a major challenge since the Group's indirect purchases represent € 4 billion.
In 2001, this involved around a hundred million of euros of transactions, representing a cost reduction of approximately € 7 million.

PPR Buyco is organized into three department:
- Building services (maintenance, materials, energy, supplies, etc.)
- Marketing and advisory (consulting, Human Resources, Communication, etc.)
- Travel and shipping (air and maritime freight, vehicles, logistics services and postal services, etc.)




JPG



Kadéos

On February 1, 2002, Kadéos celebrated its two-year anniversary. Today Kadéos, the French leader in gift vouchers, operates in two major markets, namely B-to-B through Company Management and Employee Representative Committees and B-to-C through retail customers. Kadéos uses the network of Retail Division brand stores that distribute gift vouchers to retail customers. In 2001, gift vouchers accounted for € 224.2 million in sales, up by over 10%. In 2002, the Group plans an aggressive sales drive in the Business-to-Business market, expanding the sales network to private customers both internally and externally.

E-commerce

Guilbert's Internet business has grown considerably, through the implementation of e-business and Internet solutions tailored to meet the requirements of the various categories of customers. **Guilweb.com,** a software application for personalised orders launched in 1998 which enables corporate accounts to optimise the management of their supplies, has now been installed in all the European countries in which Guilbert has operations. In the Mail-Order division, all the companies' catalogues are available on-line, including Neat Ideas and Kalamazoo, which launched their site in 2001.
Jpg.fr, whose entire catalogue is available on-line, was the first site to sell office supplies and equipment on Internet in France and has been profitable since its launch in 1996. Guilbert aims to achieve 25% of sales via Internet by the end of 2004, compared with 7.5% in 2001. All the Guilbert group sites are currently profitable.

In mid-December, CFAO launched **www.cfao-cps.com,** a site for NGOs and large corporations active in Africa. This new site has been set up to present the products and services offered by CFAO Procurement Services, a CFAO Africa department. The product offering includes Vehicles (project vehicles, ambulances, heavy goods vehicles, spare parts), and Medical Equipment and Procurement Services (two-wheel, energy, other products).



During the last quarter 2001, two **Yves Saint Laurent** flagship stores were opened, on Madison Avenue in New York and in the Ayoama district in Tokyo.

companies highlights

Brylane Home launched a new catalogue: Brylane Kitchen boasts an offering that ranges from home improvement to bathroom accessories, including tableware and kitchenware.



KITCHEN

PRINTEMPS

Gaining more in the men's apparel market

After setting the scene in 1999 with the opening of the Printemps de l'Homme menswear store, Printemps is now strengthening its leadership of the buoyant market for men's ready-to-wear apparel and accessories by assuming control of Madélios. Pinault-Printemps-Redoute has raised its interest in Madélios from 35% to 80% and placed the company under the operational management of the Printemps. With Madélios and Printemps de l'Homme, Printemps now has two strong menswear concepts addressing different segments of the market.

CONFORAMA

Buy-out of Emmezeta

After taking a 60% stake in Emmezeta at the beginning of 2001, Conforama completed the payment in January 2002 of all the remaining shares in the company, the second largest specialized home appliances and furnishings retailer in Italy. Its wholesale integration will enable Conforama to generate significant synergies especially through bulk purchasing. With the opening of a store in Cosenza in March, Emmezeta currently has a network of 17 stores in Italy and one in Croatia, representing a selling area of a 151 300 sq.m.
The company plans to open a new store in 2002 at Padua.

REDCATS

Foster a closer relationship with La Redoute's customers

In its Spring-Summer 2002 catalogue, La Redoute uses an original approach to move the brand even closer to customers. Two new catalogues make their debut alongside the 1,200 general catalogue. "Cœur de Collection" is a combination of best-selling products from the general catalogue, targeted at occasional buyers.
"Connivences" is age-neutral and offers loyal customers whose children have left home a selection of brands from their favorite boutiques, with an eye to fashion and special events.

The air
compa
theme
freque

LA REDOUTE

Fnac ha
network
opening
in Barce
through
The new
floors co
2,658 sc
range of
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its cultur
offered c
impleme

The aim is better-targeted, more compact offerings that carry theme and repeat products for frequent buyers.


LA REDOUTE

A 3rd store opened in Barcelona

Fnac has further developed its network of stores in Spain with the opening of a third point of sale in Barcelona, for a total of 8 stores throughout the country.
The new store, which includes two floors covering a surface area of 2,658 sq.m., offers the brand's entire range of products and services. Moreover, the brand has established its cultural leadership in products offered on-line with the implementation of the fnac.es site which represents over 250,000 referenced items. Today, Fnac is a major player on the Spanish market in the sector of cultural and technical products.


fnac

Continuing expansion in Asia

After opening its first store in Taipei in July 1999, Fnac is continuing its development in Asia with a second store covering a surface area of 2,000 sq.m.
In addition to the traditional customer services the store offers an information centre, a stationery department, a Fnac café, a play area for children and a high-tech department. By providing this overall offering, the company has created a new retail concept.

GUCCI
GUCCI GROUP

Opening of a store in Moscow

Gucci's new Moscow store is managed by its franchise partner Mercury Distribution and carries a complete range of Gucci products in a 530 sq.m. retail space designed by the company's creative director, Tom Ford. The opening reinforces Gucci's position in a country offering considerable growth potential.

Creation of Gucci Group Watches

Gucci Group created Gucci Group Watches, a multi-brand organization based in Switzerland, that will manage the luxury watch business of its Gucci, Boucheron, Yves Saint Laurent and Bédat & Co divisions.
Each division will retain control over the image of its individual brand to ensure the unique position in the marketplace while Gucci Group Watches will be responsible for all other aspects of the watch businesses, product development, manufacturing, sales and distribution.

COMPANIES HIGHLIGHTS

REXEL

Acquisition in Switzerland

At the end of 2001, Rexel acquired Kontakt Systeme AG in Switzerland, a company specialised in distribution of cabling systems. With its subsidiary located in Germany, the company's sales amount to € 25 million, with a workforce of 95 persons.

Guilbert

Strenghtening in the Netherlands

Guilbert strenghtened its position in the Netherlands by acquiring in October 2001 the activities of Corporate Express NL, a subsidiary of Burhmann, specialized in direct selling of office supplies. Present in the Netherlands since July 1999 with Kantic (Guilbert NL), Guilbert becomes N°2 in the Dutch office supplies market with a market share up from 3.5% to almost 10%.

CFAO

Development of the pharmaceutical activity

In September, Eurapharma opened its first warehouse for the distribution of pharmaceutical products in Egypt, following the joint venture agreement signed between Eurapharma and local partners at the end of 2000. The subsidiary, IBN Sina Laborex, aims to become the leading wholesaler for the pharmaceutical industry and pharmacies in Egypt, where the market's potential exceeds € 1.2 billion. The brand, which has already opened 2 warehouses, is planning to open a further 4 by the end of 2003.

Development of the automobile distribution network

With the acquisition of Afrima (Toyota) and Auto-One (Susuki, Maruti) in the Democratic Republic of the Congo in May 2001, CFAO is completing its automobile distribution network in central Africa and reinforcing its leading position in this business in sub-Saharan Africa.


TOYOTA
AFRIMA
GROUPE CFAO

Strengthening in telecommunications, networks, IT and office applications

A new business unit "CFAO Technologies" has been launched reflecting CFAO's strategic goal of capturing a sizeable share of the voice and data forwarding markets in Africa by developing an integrated and complete service offering for B-to-B customers.

FINAREF

Launch of store card Surcouf

Available since November 15, the new store card enable Surcouf customers to benefit from a range of services. Like all other store cards issued by Finaref, the Surcouf card can be used in any stores, e-commerce website or home-shopping catalogue of the Group's Retail division.



FIN
A sp
With 8.5
provider i

The aim of
Services d
Finaref, a f
its dedicat
banking, in
is to offer a
financial pr
the areas c
insurance a
to custome
companies
partners in
internation
based on a
channel dis
key focus c
customer.
The Divisio
therefore fo
developme
businesses.

Developn credit, Fi business

Consumer c
available at
Retail comp
Growth in th
from two so
- In France,
companies
with major g
Pinault-Print
- On an inter
supporting t
brands outsi

FINAREF
A special **focus**

With 8.5 million store cards, Finaref is the number one store card provider in France.



The aim of the Credit and Financial Services division, made up of Finaref, a financial company, and its dedicated subsidiaries in banking, insurance and savings, is to offer a complete range of financial products and services in the areas of consumer credit, insurance and personal savings to customers of the Group's Retail companies as well as to other partners in France and internationally. Its development is based on a multi-product, multi-channel distribution network, the key focus of which is the customer.
The Division's growth strategy therefore focuses on the development of these three businesses.

Development of consumer credit, Finaref's core business

Consumer credit services are now available at all of the Group's Retail companies in France.
Growth in this activity will come from two sources:
- In France, via the Group's companies and new partnerships with major groups other than Pinault-Printemps-Redoute.
- On an international level, by supporting the Group's retail brands outside of France.

Major development of insurance products

This is based on Finaref's know-how and expertise in the distribution of financial products.
Insurance for borrowers as well as a new range of welfare products are the key areas for development.
This offer will be completed with services associated with the store cards and other products, such as insurance of mobile telephones and the extension of producer guarantees. Following the launch in 2000, 65,000 contracts were sold by the end of 2001 by this business.

Developing the savings product range

Following the agreement signed with the Dutch bank ABN-Amro, the new bank Finaref-ABN Amro, specialized in savings and investment products, has been launched in December.

This bank has many strengths that will enable it to become a major player in the savings market.
Finaref boasts a customer base of more than 8 million store card holders, a distribution network of 400 sales points via the companies of the Pinault-Printemps-Redoute group and know-how in the customized marketing of its professional call centres.
The Dutch bank, ABN-Amro, will contribute its asset management know-how to the development of savings and investment products in France. As of spring 2002, Finaref-ABN Amro bank will offer customers savings products, mutual funds and, from 2003, life assurance products will be part of its product range.

Multi channel distribution

Customer

Physical Network	
Outlets	400
Finance corners	14
Sales offices	4

Electronic Channels	
Interactive vocal server	3.1 M
Minitel	0.7 M
Internet	1.2 M

Direct Marketing	
Sales reports	40 M
Mailings	12 M

Call centres	
Inbound calls	3 M
Outbound calls	0.5 M

Sector information **trophy**


2001
Prix Cristal
des sociétés

During the Cristal Trophy awards ceremony, organized by the CNCC (Compagnie Nationale des Commissaires aux Comptes, the French National Committee of Auditors), Pinault-Printemps-Redoute was awarded the best financial information prize of its sector for the quality of its communications material (annual and interim reports, corporate brochure, letter to shareholders, press releases, financial statements, internal publications...).
These awards reward French listed companies for their financial communications transparency.

Breakdown of share capital at December 31, 2001.


French investors
23.4%
Artemis
42.2%
International investors
20.3%
Retail shareholders
14.1%

According to an identification procedure of bearer securities carried out at December 31, 2001, the number of individual Pinault-Printemps-Redoute shareholders amounted to over 168,000.

agenda

The Annual General Meeting will take place on May 21, 2002, at the Carrousel du Louvre, 99 rue de Rivoli, 75001 Paris, at 3:30 p.m.
Notices to attend the meeting are available upon request from our shareholder service department.
The Annual General Meeting will be broadcast live on our Internet site, **www.ppractionnaire.com**.

Shareholders' meetings

Nantes
June 11
(Euronext / Cliff)

Bordeaux
November 7
(Euronext / Le Revenu)

Forthcoming results in 2002

First quarter sales
Tuesday, April 23

Interim sales
Tuesday, July 23

Interim results
Thursday, September 5

Site visits

Redcats : DIAM Tourcoing (59)

At Redcats' Centre Opérationnel France (Operational Centre in France), the DIAM (Département Impression Activité Mailing, or the Mail-shot Printing Department) packages and sends out several mailings for a number of Redcats' brand names (La Redoute, Daxon, Celaïa, Edmée, Cyrillus, VertBaudet,), as well as for other companies such as Eveil et Jeux, FNAC, Finaref, Mobilplanet, Bernard...

In 2001, the DIAM sent 310 million mailings or catalogues and personalised 160 million customer letters.

Wednesday, May 29, 2002
Starts: **2.00 pm**
Duration: **2 h**
Capacity:
Group of 30 people



FNAC Massy Hub Warehouse Massy (91)

Massy's central warehouse has been operational since the summer of 1998 and has gradually been equipped with some of the most efficient logistics systems in the sector (automatic sorting system, piling machines, conveyors, etc.). This site centralises the receipt of deliveries, sorting, labelling, storage, etc. of books, CDs, software, technical products, consumables, and so on, for nearly 60 stores.

Thursday, September 19, 2002
Starts: **10.00 am**
Duration: **2 h**
Capacity:
Group of 15 people



To **register** for any of the visits,
call **+33-1 44 90 63 25**
or write to: **shareholder@pprgroup.com**

Stock market

Between 1996 and 2001, despite the decline in 2001, the Pinault-Printemps-Redoute share gave its shareholders the second best performance of the companies listed on the CAC 40, with a total annual shareholder return of 30% according to a worldwide survey on companies valuation by the Boston Consulting Group (BCG).
The European distribution sector recorded weak performances in 2001, with a drop of 25% in Galeries Lafayette shares, 13% for Carrefour, 28% for Kingfisher and 20% for Métro.
2001 was a tough year on the stock market for all sectors, as a result of the economic slowdown in the United States and the rest of the world.
The Dow Jones recorded a 6% drop; the NASDAQ and the DAX 30 fell by 20% and the FTSE 100 by 16%.

The CAC 40, down by 22%, recorded its worst performance since 1990. Against this backdrop, Pinault-Printemps-Redoute's stock underperformed the CAC 40 index by 15% in 2001, recording a plunge of 37%. Since the beginning of the year, Pinault-Printemps-Redoute stock dropped 6%.

OVER THE LAST FIVE YEARS, THE PINAULT-PRINTEMPS-REDOUTE STOCK HAS SOARED 84%, OUTPERFORMING THE CAC 40 AND SBF DISTRIBUTION INDICES BY 10% AND 36% RESPECTIVELY.


in euros
300
250
200
150
100
50
March 27
March 27
1997
1998
1999
2000
2001
2002
Pinault-Printemps-Redoute
CAC 40
SBF Retail

in euros	2001	2000
Share price - End period	144.6	228.9
Share price - High	235.3	268.0
Share price - Low	97.1	185.2
Number of shares	122,394,480	118,779,305
Market capitalization at 31.12 (million)	17,698	27,189
Diluted earnings per share before amortization of goodwill	7.31	7.27

Shareholder relations

Pinault-Printemps-Redoute
18, place Henri-Bergson
75381 Paris Cedex 08 - France

Phone: 33 1 44 90 61 22

E-mail :
shareholder@pprgroup.com

Shareholders' website

This document has been prepared by the Pinault-Printemps-Redoute's Communications Department - OMNIUM
Managing Editor: Vincent de la Vaissière - Chief Editor: David Newhouse - Writing: Nathalie Knafo
Pictures: T. Ardouin, D. Cocatrix, M. Jacob, X.

PINAULT PRINTEMPS-REDOUTE

Appendix C

PINAULT
PRINTEMPS-REDOUTE

Ordinary General Meeting

of 21 May 2002

>> Auditors' report on the financial statements for the parent company

Year ended December 31, 2001

In accordance with our appointment as auditors by your Annual General Meeting, we hereby report to you for the year ended December 31, 2001 on:

- the audit of the accompanying financial statements of Pinault-Printemps-Redoute S.A.,
- the specific procedures and disclosures required by law.

These financial statements have been approved by the Managent Board. Our role is to express an opinion on these financial statements, based on our audit.

1. Opinion on the Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as at December 31, 2001, and the results of its operations for the year then ended in accordance with French accounting regulations.

2. Specific Procedures and Disclosures

We have also performed the other procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the report of the Managent Board and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Managent Board contains the appropriate disclosures as to the acquisition of participating and controlling interests and to the percentage interests and votes held by shareholders.

Paris
7 March 2002
The Auditors

KPMG Audit
Department of KPMG S.A.

Deloitte Touche Tohmatsu

Gérard Rivière

Didier Taupin

(This is a free translation of the original French text for information only)

>> Parent company income statement and statement of cash flow

For the years ended December 31, 2001, 2000 and 1999

	in euro millions		
	2001	**2000**	**1999**
Operating income	60.9	53.8	48.9
Operating expenses	(69.4)	(61.0)	(59.4)
Operating income	**(8.5)**	**(7.2)**	**(10.5)**
Financial income	**61.4**	**62.6**	**198.2**
Operating income before tax	**52.9**	**55.4**	**187.7**
Non-recurring (expense)/income	**(6.6)**	**(4.2)**	**76.5**
Income taxes and employee profit-sharing	115.7	104.1	51.5
Net income	**162.0**	**155.3**	**315.7**

Net cash from operating activities	**112.7**	**70.5**	**444.4**
(Acquisitions)/Disposals of operating fixed assets	79.3	(8.2)	(3.4)
Net change in medium- and long-term loans	-	-	-
(Acquisitions)/Disposals of long-term investments	(13.3)	(308.3)	(3,503.6)
Net cash from investments	**66.0**	**(316.5)**	**(3,507.0)**
Net changes in borrowings	(126.4)	590.3	3,288.5
Increases in capital	502.5	129.6	14.0
Dividends paid by Pinault-Printemps-Redoute	(254.3)	(209.0)	(168.3)
Net cash from financing activities	**121.8**	**510.9**	**3,134.2**
Net cash - debit	**300.5**	**264.9**	**71.6**
Net cash (debit) at the beginning of the year	**491.7**	**226.8**	**155.2**
Net cash (debit) at year-end	**792.2**	**491.7**	**226.8**

>> Parent company balance sheet
at December 31, 2001, 2000 and 1999

	in euro millions		
ASSETS	**2001**	**2000**	**1999**
Fixed assets			
Long-term investments[1]	6,970.6	6,957.4	6,919.5
Reserves for depreciation	(3.9)	(3.8)	(3.8)
	6,966.7	6,953.6	6,915.7
Other fixed assets	19.0	62.2	53.8
Depreciation and amortisation	(13.7)	(28.3)	(25.0)
	5.3	33.9	28.8
Total fixed assets	**6,972.0**	**6,987.5**	**6,944.5**
Current assets			
Receivables[2]	304.4	150.0	88.0
Marketable securities	255.5	401.8	134.5
Cash	536.7	89.9	92.3
Total current assets	**1,096.6**	**641.7**	**314.8**
Total assets	**8,068.6**	**7,629.2**	**7,259.3**
(1): Including those due within less than one year	4.5	4.5	4.0
(2): Including those due after more than one year	52.3	39.0	25.6

	in euro millions		
LIABILITIES AND SHAREHOLDERS' EQUITY	**2001**	**2000**	**1999**
Shareholders' equity			
Share capital	489.6	362.2	363.5
Additional paid-in capital	1,787.9	1,299.8	1,439.4
Retained earnings	959.1	1,171.4	1,064.4
Net income for the year	162.0	155.3	315.7
Total shareholders' equity	**3,398.6**	**2,988.7**	**3,183.0**
Reserves for contingencies and lasses	**220.5**	**134.0**	**101.2**
Liabilities			
Borrowings (excluding accrued interest)[1]	4,249.7	4,376,1	3,772.5
Other liabilities[2]	199.8	130,4	202.6
	4,449.5	**4,506.5**	**3,975.1**
Total liabilities and shareholders' equity	**8,068.6**	**7,629.2**	**7,259.3**
(1): Including those due after more than one year	3,738.5	4,073.0	3,186.0
(2): Including those due after more than one year	5.7	8.1	10.0

>> Statement of changes in shareholders' equity

Before income appropriation *(in FRF millions)*	**Number of shares**	**Share Capital**	**Additional paid-in capital**	**Retained earnings**	**Net income for the year**	**Share-holders' equity**
At December 31 1999	**119,181,100**	**2,384**	**9,442**	**6,982**	**2,071**	**20,879**
Share issued in connection with VIA employee share ownership plan	799,208	16	877			**893**
VIA costs charged against premium			(45)			**(45)**
Exercise of stock options	5,000		2			**2**
Cancellation of shares	(1,206,003)	(24)	(1,750)			**(1,774)**
Appropriation of 1999 income				2,071	(2,071)	**0**
Dividends paid				(1,371)		**(1,371)**
Change in untaxed reserves				2		**2**
Net income for the year					1 019	**1,019**
At December 31, 2000	**118,779,305**	**2,376**	**8,526**	**7,684**	**1,019**	**19,605**
Exercise of stock options	50,000	1	14			**15**
Appropriation of 2000 income				1,019	(1,019)	**0**
Dividends paid				(1,669)		**(1,669)**
Position in FRF before translation of shareholders' equity	118,829,305	2,377	8,540	7 034	0	**17,951**
Position in euros before conversion of equity	**118,829,305**	**362.4**	**1,301.9**	**1 072.3**	**0.0**	**2,736.6**
Translation of shareholder's equity into euros		113.0		(113.0)		**0.0**
Exercise of stock options	5,000		0,2			**0.2**
Conversion of 3,077,000 bonds by ARTEMIS Group-conv. bonds 2001	3,560,089	14.2	485.8			**500.0**
Conversion of 73 bonds (convertible bonds 2001)	86					
Change in untaxed reserves				0.1		**0.1**
Revaluation reserve following disposal of Clichy				(0.3)		**(0.3)**
Net income 2001					162.0	**162.0**
At December 31 2001 *(in euro millions)*	**122,394,480**	**489.6**	**1,787.9**	**959.1**	**162.0**	**3,398.6**

>> Accounting notes

1. 2001 Highlights

In 2001, PINAULT-PRINTEMPS-REDOUTE:

- converted its capital into euros on August 30, 2001 and raised the nominal value of shares to € 4. The capital was increased by € 113,009,005 through incorporation of long-term capital gain reserves.
- launched two bond issues, the first for € 250 million with an 18-month maturity (May 25, 2001 to November 26, 2002) at an annual floating rate indexed on 3-month Euribor, and the second for € 30 million with a 3-year maturity (July 13, 2001 to July 13, 2004) at an annual floating rate indexed on 3-month Euribor.
- issued bonds convertible and/or exchangeable for new or existing shares (OCEANE) on November 8, 2001: issue price € 1,380,000,050 representing 8,492,308 bonds at a nominal value of € 162.50 with a 1.5% annual coupon. The maturity of the bonds is 5 years and 54 days.

  Conversion and/or exchange for shares: until December 31, 2001 on the basis of 1,157 shares per bond, and as of January 1, 2002 on the basis of one share per bond.

  Normal redemption: in full on January 1, 2007 at € 162.50.

  Gross yield to maturity of unconverted bonds: 1.5%.

The combined balance outstanding at December 31, 2001 was € 879,975,687.50 represented by 5,415,235 bonds after the conversion of 3,077,073 bonds, 3,077,000 of which were converted by the ARTEMIS Group.

- sold the real estate complex in Clichy La Garenne to a group of investors at the end of the year.
- sold 1,600,000 Company shares to Crédit Lyonnais for € 170.42 per share.

2. Accounting rules and methods

The 2001 financial statements are prepared in accordance with the provisions of CRC regulation No. 99.03 of April 29, 1999 relating to the rewritten General Accounting Plan.

2.1. Investments

Investments in non-consolidated companies

Investments classified in "Investments in non-consolidated companies" are those considered useful to the Company's activity, particularly because the Company has an influence over the issuing company or can control it.

The gross value of affiliates is recorded at cost less purchasing expenses, except for certain investments that underwent a legal revaluation in 1976.

At year-end, the gross value of investments is compared with their fair value to the Company, determined according to the subsidiary's estimated economic value and in consideration of the purposes of the original transaction. This fair value is determined based on the Group's percentage interest in shareholders' equity or revalued net assets in the company.

A reserve is booked when this value is lower than the gross value.

Other investments

Other investments are those that the Company plans or is required to retain on a permanent basis, but the ownership of which is not deemed necessary for the Company's activity.

The gross value corresponds to the cost less purchasing expenses.

A reserve for depreciation is booked based on the fair value of these investments to the Company.

Shares bought back by Pinault-Printemps-Redoute and not expressly allocated to employees or used for the stabilisation of the share price are classified as other investments.

2.2. Marketable securities and money market securities

Company shares

Company shares bought back by PINAULT-PRINTEMPS-REDOUTE are recorded under marketable securities as assets on the balance sheet if they are acquired in order to be allocated to employees or to stabilise the share price.

Other shares

Shares are recorded at cost. A reserve for depreciation is booked if the year-end price is less than the book value.

Bonds

Bonds are stated on their acquisition date at their face value adjusted for the premium or discount. The outstanding interest accrued at the acquisition date and at year-end is recorded in "assigned receivables".

At year-end, the cost is compared with the market price in the last month without accounting for outstanding interest accrued.

Mutual funds

Mutual fund units, "SICAVs", are stated at cost excluding subscription fees. At the year-end, they are estimated at their net asset value. A reserve for depreciation is booked for any potential latent capital loss. Any potential latent capital gain is not taken into account, thus no latent tax gain is stated.

Certificates of deposit

Certificates of deposit, financing company notes. These money market securities are subscribed on the primary market or acquired on the secondary market. They are stated at cost after deduction of accrued interest at this date if acquired on the secondary market.

Prepaid interest is credited to interest income on an accruals basis.

Financial instruments

All exchange and interest rate positions are taken through instruments listed on exchange-traded or over-the-counter markets representing minimal counterparty risk. Any income or loss generated from financial instruments used in hedging transactions is booked symmetrically as income or loss on hedged items.

If the financial instruments do not qualify as a hedge, any gains or losses arising from changes in market price are recorded in the income statement, except for over-the-counter transactions. For these transactions, a reserve is booked for any unrealised losses, while unrealised gains are not recorded.

Currency transactions

Currency income and expenses are recorded on the basis of their counter-value at the transaction date. Borrowings, receivables and liquidity positions are converted at the exchange rate on the last day of the fiscal year.

The foreign exchange difference resulting from the valuation of currency borrowings and receivables is recorded in adjustment accounts, as an asset for an unrealised loss and as a liability for an unrealised gain. A reserve for risks is booked for non-hedged unrealised losses.

2.3. Bond issue and capital increase fees Bond redemption premiums

Bond issuance fees are recorded as expenses at the issue date. Costs associated with increases in capital, mergers or restructuring are charged against the share premium arising from the merger or restructuring.

Bond issues are recorded at their nominal value for ordinary and convertible bonds and at their indexed value for indexed bonds.

Any issue or redemption premiums are assigned to the relevant balance sheet item and amortised over the life of the bond. For convertible bonds, the redemption premium is spread over the life of the bond, in accordance with preferential accounting methods.

3. Operating income

Operating income includes the following items:

(in euro millions)	31.12.2001	31.12.2000
Group revenue	41.6	36.4
Rental revenue	19.1	17.0
Payroll expenses	(13.7)	(12.3)
External purchases and expenses & Taxes	(49.3)	(44.2)
Net allowances for depreciation and amortisation	(5.3)	(3.2)
Other income and expenses	(0.9)	(0.9)
Total	**(8.5)**	**(7.2)**

4. Financial income

Parent company financial income breaks down as follows:

(in euro millions)	31.12.2001	31.12.2000
Net financial expenses	**(243.7)**	**(154.5)**
Expenses and interest on non-Group borrowings	(245.4)	(139.1)
Interest on Group current accounts	1.7	(15.4)
Income and expenses on investments	**305.1**	**217.1**
Dividends received	300.6	212.6
Interest on receivables from affiliates	4.5	4.5
Total	**61.4**	**62.6**
Including from affiliates		
- Interest on Group current accounts	1.7	(15.4)
- Dividends received	300.6	212.6
- Interest on receivables from affiliates	4.5	4.5

5. Non-recurring income

Parent company non-recurring income breaks down as follows:

(in euro millions)	31.12.2001	31.12.2000
Income from disposals of operating fixed assets	55.2	(0.6)
Income from disposals of equity investments and related transactions	(48.9)	11.9
Income from disposal of assets	**6.3**	**11.3**
Costs related to claims and litigations	(9.6)	(1.2)
Other non-recurring income / (expenses)	(3.3)	(14.3)
Total	**(6.6)**	**(4.2)**

6. Income taxes - employee profit-sharing

This item breaks down as follows:

(in euro millions)	31.12.2001	31.12.2000
Corporate tax	(0.1)	(0.8)
Tax consolidation benefit	117.1	105.9
Corporate tax	**117.0**	**105.1**
Employee profit-sharing	(1.3)	(1.0)
Total	**115.7**	**104.1**

Under a tax consolidation agreement which came into effect on January 1, 1988, Pinault-Printemps-Redoute pays the tax due by the members of the consolidated group and fulfils all tax obligations on its behalf.

The tax consolidated structure comprised 187 companies in 2001 versus 130 in 2000. Each subsidiary records in its accounts the amount of tax that it would have paid on a stand-alone basis. The tax savings achieved by the group through consolidation are retained by Pinault-Printemps-Redoute, as parent company of the consolidated group.

7. Net investments

(in euro millions)	Investments in non-consolidated companies	Other long-term investments	Loans	Other	Total
At December 31, 2000	**6,952.3**	**0.3**	**0.6**	**0.4**	**6,953.6**
Increases					
Acquisition of FRANCE-PRINTEMPS shares	6.8				6.8
Acquisition of PPR PURCHASING shares	3.4				3.4
Acquisition of PPR ASIA shares	1.8				1.8
Acquisition of GUILBERT shares (stock option exchange)	0.4				0.4
Acquisition of LUMINOSA shares	0.7				0.7
Acquisition of CONSEIL & ASSISTANCE shares		0.6			0.6
Other	0.1				0.1
Reductions					
Divestment of LUMINOSA shares	(0.8)				(0.8)
Company shares		**0.1**			**0.1**
At December 31, 2001	**6,964.7**	**1.0**	**0.6**	**0.4**	**6,966.7**
Including for affiliates:					
2000	6,952.3	–	–	–	6,952.3
2001	6,964.7	–	–	–	6,964.7

8. Other investments

Changes in other investments breaks down as follows:

(in euro millions)	Land and buildings	Plant and equipment	Other	Total
Cost				
December 31, 2000	**47.1**	**1.2**	**13.9**	**62.2**
Acquisitions	1.6		0.9	2.5
Disposals	(44.7)	(0.8)	(0.1)	(45.6)
Transfer	9.6		(9.7)	(0.1)
December 31, 2001	**13.6**	**0.4**	**5.0**	**19.0**
Amortisation and reserves				
December 31, 2000	**(24.2)**	**(1.0)**	**(3.1)**	**(28.3)**
Allowances	(3.2)	(0.1)	(0.5)	(3.8)
Disposals	17.5	0.7	0.2	18.4
December 31, 2001	**(9.9)**	**(0.4)**	**(3.4)**	**(13.7)**
Net values				
December 31, 2000	22.9	0.2	10.8	33.9
December 31, 2001	**3.7**	**0.0**	**1.6**	**5.3**

9. Marketable securities and cash (excluding interest)

These items can be analysed as follows:

(in euro millions)	31.12.2001	31.12.2000
Company shares[1]	282.2	428.0
Depreciation	(26.7)	(26.2)
Marketable securities	**255.5**	**401.8**
Bank deposits and transfers of funds	0.2	0.4
Current cash accounts in debit	536.5	89.5
Reserves for depreciation		-
Cash	**536.7**	**89.9**
Cash position - in debit	**792.2**	**491.7**

(1) The amount corresponding to Company shares is deemed unavailable cash in regulatory reserves.

Includes: concerning affiliates

Current cash accounts in debit	536.5	89.5

10. Reserves and retained earnings

Parent company reserves and retained earnings, before income appropriation, breaks down as follows:

(in euro millions)	31.12.2001	31.12.2000
Legal reserve	36.3	36.3
Regulatory reserves	599.7	712.7
Other reserves	45.3	45.3
Reserves	**681.3**	**794.3**
Retained earnings	275.7	374.8
Revaluation discrepancy	0.2	0.5
Regulatory reserves	1.9	1.8
Total	**959.1**	**1,171.4**

11. Borrowings

Indexed bond issue January 30, 1998

Issue price: € 106,714,312.06619 (FFR 700,000,000) represented by 70,000 bonds at a nominal value of € 1,524.49017 (FFR 10,000).

Annual coupon: zero coupon.

Maturity: 7 years.

Normal redemption: on January 31, 2005 at a price of between 100% and 228% of the bond's nominal value. The premium is determined by applying an indexation formula based on the rate of growth of the Pinault-Printemps-Redoute SA share price.

Gross yield to maturity: between 0% and 12.5% depending on the Pinault-Printemps-Redoute SA share price.

Balance outstanding at December 31, 2001: € 106,714,312.07.

This bond issue is recorded at its indexed value.

Bond issue May 27, 1998

Issue price: € 304,898,034.47482 (FFR 2,000,000,000) represented by 400,000 bonds at a nominal value of € 762.24509 (FFR 5,000).

Annual coupon: 5.20%.

Maturity: 7 years.

Redemption: in full on May 27, 2005.

Gross yield to maturity: 4.99%.

Balance outstanding at December 31, 2001: € 304,898,034.48.

Both of the above issues were swapped into 3-month Euribor debt.

Issue of bonds convertible and/or exchangeable for shares (OCEANE) June 22, 1999

Issue price: € 999,999,792 (FFR 6,559,568,636) represented by 4,784,688 bonds at a nominal value of € 209 (FFR 1,371).

Annual coupon: 1.50%.

Maturity: 3 years and 192 days.

Conversion and/or exchange for shares: on January 1, 2003 on the basis of one share per bond.

Normal redemption: in full on January 1, 2003 at € 216.58 (FFR 1,421).

Gross yield to maturity of unconverted bonds: 2.5%.

A further issue of 452,464 fungible bonds was launched in December 1999 in connection with the Public Exchange Offer for Guilbert.

The combined balance outstanding at December 31, 2001 was € 1,094,564,768 (FFR 7,179,874,215.62) represented by 5,237,152 bonds.

Bond issue July 17, 2000

Issue price: € 250,000,000 represented by 250,000 bonds with a nominal value of € 1,000.

Annual coupon: Eonia + 0.41%.

Maturity: 2 years.

Redemption: in full on July 17, 2002.

Balance outstanding at December 31, 2001: € 250,000,000.

The whole of the issue was swapped at launch into 3-month EURIBOR debt.

Bond issue December 19, 2000

Issue price: € 250,000,000 represented by 250,000 bonds with a nominal value of € 1,000.

Annual coupon: 3-month EURIBOR + 0.55%.

Maturity: 3 years.

Redemption: in full on December 19, 2003.

Balance outstanding at December 31, 2001: € 250,000,000.

Bond issue May 25, 2001

Issue price: € 250,000,000 represented by 250,000 bonds with a nominal value of € 1,000 in connection with the € 1.5 billion EMTN programme.

Annual coupon: 3-month EURIBOR + 0.30%.

Maturity: 18 months.

Redemption: in full on November 26, 2002.

Balance outstanding at December 31, 2001: € 250,000,000.

Bond issue July 13, 2001

Issue price: € 300,000,000 represented by 300,000 bonds with a nominal value of € 1,000 in connection with the € 1.5 billion EMTN programme.

Annual coupon: 3-month EURIBOR + 0.50%.

Maturity: 3 years.

Redemption: in full on July 13, 2004.

Balance outstanding at December 31, 2001: € 300,000,000.

Issue of bonds convertible and/or exchangeable for new or existing shares (OCEANE) November 8, 2001

Issue price: € 1,380,000,050 represented by 8,492,308 bonds with a nominal value of € 162.5.

Annual coupon: 1.5% interest, or € 2.4375 per bond payable every year on January 1. For the period November 8, 2001 to December 31, 2002, € 2.79812 per bond will be paid on January 1, 2003.

Maturity: 5 years and 54 days.

Conversion and/or exchange for shares:

- November 8 to December 31, 2001: 1,157 shares per bond
- from January 1, 2002 until the seventh working day preceding the payment date: 1 share per bond.

Normal redemption: in full on January 1, 2007 at € 162.5.

Gross yield to maturity: 1.5% at the payment date (for bonds not converted or exchanged for shares and for those without early amortisation)

Balance outstanding at December 31, 2001:

- ARTEMIS Group converted 3,077,000 bonds worth € 500,012,500.
- third parties converted a further 73 bonds worth € 11,862.50.

The combined balance outstanding at December 31, 2001 was € 879,975,687.50 represented by 5,415,235 bonds.

It is the Company's intention to pay a significant part, at least 30%, of the OCEANE by means of shares acquired prior to the conversion date (which could fall within the scope of a performance swap).

The Supervisory Board has already stated that it will redeem at least 1,200,000 OCEANE securities by means of shares held at the bonds' maturity.

In addition to bond issues, the Parent Company took out two bank loans in 1999 for € 1 billion (FFR 6,559,570,000) and € 750 million (FFR 4,919,677,500).

The first was a syndicated rediscountable credit loan, consisting of two tranches of € 500 million (only the € 500 million in tranche A was rediscounted on December 31, 2001, tranche B at 364 days was reduced to € 365 million in October 2001), twice renewable. The second was a five-year structured financing for € 750 million. The latter includes a 5-year securitised loan in a dedicated mutual fund whose units have been acquired by the company ARMORIS FINANCE SA, which itself is being refinanced on the French commercial paper market.

11.1. Analysis by category for borrowings

(in euro millions)	31.12.2001	31.12.2000
Convertible bonds	1,974.5	1,094.6
Other bonds	1,354.9	804.9
Index-linked bonds	159.0	145.7
Confirmed lines of credit	–	1,383.2
BLB / CCF loans	750.0	750.0
Long- and medium-term borrowings	5.1	40.6
Short-term bank loans and overdrafts	6.2	1.4
Due to stockbrokers	–	–
Borrowings	**4,249.7**	**4,220.4**
Current cash accounts	–	155.7
Total	**4,249.7**	**4,376.1**
Including: concerning affiliates: Current cash accounts in credit	-	155.7

At December 31, 2001 and 2000, no borrowings were secured by collateral.

11.2. Analysis by maturity for borrowings

(in euro millions)	31.12.2001	31.12.2000
Due within one year	511.2	303.1
Due in one to five years(*)	3,738.5	4,073.0
Total	**4,249.7**	**4,376.1**

(*) Short-term drawdowns on facilities backed by long-term confirmed lines of credit are included in amounts due in one to five years.

11.3. Net indebtedness

(in euro millions)	31.12.2001	31.12.2000
Borrowings	4,249.7	4,376.1
Marketable securities	(255.5)	(401.8)
Cash	(536.7)	(89.9)
Net indebtedness	**3,457.5**	**3,884.4**

11.4. Information on interest rates

(in euro millions)	31.12.2001	31.12.2000
Average fixed rate borrowings	1,245.3	1,140.3
Average floating rate borrowings	2,716.1	2,488.7
Average borrowings	**3,961.4**	**3,629.0**
Average fixed rate of interest	2.51%	2.57%
Average floating rate of interest	4.90%	4.55%
Average rate of interest for the year	**4.15%**	**3.93%**

12. Off-balance sheet commitments

12.1. Commitment to purchase Gucci shares

In connection with the tripartite agreement of September 10, 2001, between Pinault-Printemps-Redoute, Gucci and LVMH, the Pinault-Printemps-Redoute Group, undertakes to make a bid, between March 22 and April 30, 2004, at USD 101.5 per Gucci share.

If the price of the Gucci stock is below USD 101.5, the maximum commitment would be USD 4.8 billion, based on the number of Gucci shares outstanding on December 31, 2001.

12.2. Company's shares

In connection with its Share Buyback Program, Pinault-Printemps-Redoute has entered into a renewable performance swap maturing in November 2002, involving 1,600,000 Company shares on the following terms:

- payment of the EURIBOR rate by Pinault-Printemps-Redoute after deduction of dividends,
- total or partial settlement on Pinault-Printemps-Redoute's initiative before or on the due date, either through the effective delivery of the underlying security at the reference price (€ 170.42) or payment of its performance if the share price is below the reference price or, conversely, through the effective purchase of the underlying security at the reference price or payment of its performance,
- early cancellation on the counterparty's initiative if the share price is below or equal to 50% of the reference price.

At December 31, 2001, Pinault-Printemps-Redoute S.A. sold 754,060 puts (options to sell) through its share buyback program, whose due dates range from May 7, 2002 to June 6, 2002, with an average reference price of EUR 135.70 including the collection of premiums.

12.3. Commitments for retirement obligations

No specific pension plan exists for company employees. The collective labour agreement of the Department Stores provides for the payment of a lump sum when the employee takes his or her retirement.

With a total of 123 employees at December 31, 2001 (versus 103 employees at December 31, 2000 and 110 employees on average in 2001), total retirement obligations amounted to € 0.3 million.

12.4. Other off-balance sheet commitments

(in euro millions)	31.12.2001	31.12.2000
Guarantees in favour of:		
• affiliates	102.3	102.7
• non-Group third parties	–	–
Guarantees	**102.3**	**102.7**
Collateral security in favour of subsidiaries	**–**	**–**
SWAPS, CAPS, FLOORS, PIBOR contracts	**666.7**	**1,333.2**
Total	**769.0**	**1,435.9**

As part of the Group's interest rate risk hedging policy, Pinault-Printemps-Redoute has entered into interest rate swaps backed by the various bond issues:

- A € 304.9 million bond issue maturing May 2005, fully swapped into "3-month Euribor debt."
- A € 106.7 million issue of bonds indexed on the Pinault-Printemps-Redoute "share, maturing January 2005, fully swapped into 3-month Euribor debt."
- A € 250 million bond issue maturing July 2002, swapped into "3-month Euribor debt."

All other off-balance sheet transactions carried out in order to hedge interest rate risk have been conducted by PPR Finance.

>> Direct subsidiaries and affiliates

at December 31, 2001

(in euro millions)		Share Capital	Shareholder equity excl. capital and income
I. Detailed information			
A. Subsidiaries (at least 50 % owned)			
CAUMARTIN PARTICIPATIONS	18, place H. Bergson - 75008 Paris	6	75
CONFORAMA HOLDING	80, boulevard du Mandinet à Lognes - 77432 Marne-la-vallée	74	238
DISCODIS	18, place H. Bergson - 75008 Paris	154	11
FINAREF	6, rue E. Moreau - 59100 Roubaix	13	488
FRANCE PRINTEMPS	102, rue de Provence - 75009 Paris	55	105
FINANCIÈRE MAROTHI	18, place H. Bergson - 75008 Paris	388	2,272
GUILBERT	126 avenue du Poteau - 60300 Senlis	14	146
KERTEL C.S.	5-7, rue du Delta - 75009 Paris	6	(126)
PPR INTERACTIVE	127, rue de Saussure - 75017 Paris	23	(7)
REDCATS	110, rue Blanchemaille - 59100 Roubaix	61	234
SAPRODIS	18, place H. Bergson - 75008 Paris	620	126
SFGM	18, place H. Bergson - 75008 Paris	5	6
CLUB DE DÉVELOPPEMENT	18, place H. Bergson - 75008 Paris	15	(4)
II - GENERAL INFORMATION			
A - Subsidiaries not listed in I			
a) French subsidiaries (total)			
b) Foreign subsidiaries			
- FAIRBANK	25, route d'Esch - Luxembourg		
- Others (total)			
B - Affiliates not listed in I			
a) French companies (total)			
b) Foreign companies (total)			

		Subsidiaries and affiliates							
…reholder …uity excl. capital …l income	% interest	Book value of shares		Outstanding loans granted by the company	Guarantees given by thenet company	Last published net sales	Last published net income/(loss)	Dividends received during the year	
		Cost	Net						
75	100	82	82				(4)	10	
238	93	252	252				66	62	
11	100	300	300				36	16	
488	85	176	176		93	528	164		
105	99	133	133			868	15	12	
2,272	100	2,685	2,685				(24)		
146	100	1,309	1,309			8	65	126	
(126)	97	6	6	136		32	(32)		
(7)	100	23	23			1	(16)		
234	100	1,230	1,230			35	23	34	
126	82	569	569				73	34	
6	99	7	7				0	0	Reval. difference + 1
(4)	60	9	9			0	(3)		
		7	5					7	
		12	12						
		3	3						
		2	2		8			0	
		1	1						
		6,806	6,804						

>> Securities Portfolio

at December 31, 2001

(in euro thousands)	Interests				
Company Name	Number of shares	%	Cost	Allowances	Net book value
1. Long- and short-term investments in French companies with a book value by category of securities equal to or in excess of EUR 15,000:					
Aloris	2,998	99.93	76.2		76.2
Artes	69,650	14.19	1,100.8		1,100.8
Balzan	2,994	99.80	48.7		48.7
Baryum	2,993	99.77	45.6		45.6
Caumartin Participations	875,700	99.97	82,343.5		82,343.5
Club de Développement PPR	599,993	60.00	9,146.8		9,146.8
Conforama Holding	4,284,609	92.88	252,341.2		252,341.2
Discodis	3,199,302	100.00	299,734.9		299,734.9
Financière Marothi	20,443,682	99.99	2,685,468.0		2,685,468.0
Finaref	189,716,877	84.75	175,775.4		175,775.4
France Printemps	3,590,039	99.96	132,451.8		132,451.8
Gecca	995	99.50	1,036.6		1,036.6
Guilbert (obligations)	930,581		155,836.8		155,836.8
Guilbert (titres)	9,120,052	99.96	1,309,209.3		1,309,209.3
Kadeos	10,000	33.33	152.4		152.4
Kertel CS	382,493	96.96	5,831.0		5,831.0
Kertel (bons de souscription)	401,960	97.97	36.6		36.6
Locution	2,994	99.80	45.6		45.6
Lobelie SCS	37,500	3.75	285.8		285.8
Mobile Planet	2,994	99.80	45.6		45.6
Petits & Grands	4,500	45.00	68.6		68.6
Pinault-Printemps-Redoute	1,371,628		282,300.2	26,699.80	255,600.4
PPR Finance	9,990	99.90	152.3		152.3
PPR Interactive	1,499,989	100.00	22,867.2		22,867.2
Prodistri	14,995	99.97	228.6		228.6
PPR PPR-Purchasing	843,750	75.00	3,386.2		3,386.2
Redcats	400,100	99.99	1,230,212.5		1,230,212.5
Sapardis	2,994	99.80	45.6	38.00	7.6
Saprodis	33,920,228	82.09	568,830.2		568,830.2
Savoisienne	129,690	99.00	1,977.1	1,689.80	287.3
Société Financière De Grands Magasins	298,502	99.50	7,313.4		7,313.4
Teamtel	2,990	99.67	45.6		45.6
Tremi	2,994	99.80	48.7		48.7
Variante	2,994	99.80	48.7		48.7
Mobile Planet Europe	9,900	99.00	150.9		150.9
2. Long- and short-term investments in French companies with a book value by category of securities representing less than € 15,000.			4.7		4.7
3. Other service, real estate and other companies			1,237.2	330.60	906.6
4. Shares in foreign companies			15,689.9	169.30	15,520.6
Total			**7,245,620.2**	**28,927.50**	**7,216,692.7**

>> Parent company's financial results

for the last five years

	1997	1998	1999	2000	2001
Capital at December 31					
Share capital *(in euro thousands)*	341,800	358,065	363,381	362,156	489,578
Number of common shares outstanding	22,420,585	117,437,590[1]	119,181,100	118,779,305	122,394,480[2]
Maximum number of shares to be created	191,756	685,030[1]	5,379,152	5,374,152	10,734,387[2]
- on conversion of bonds	-	-	5,237,152	5,237,152	10,652,387[2]
- on exercise of stock options	191,756	685,030[1]	142,000	137,000	82,000[2]
Results of operations *(in euro thousands)*					
Revenue	29,780	28,497	31,494	36,388	41,611
Income/(loss) before tax, employee profit-sharing, and allowances for depreciation and amortisation	256,731	120,151	295,662	87,926	146,304
Corporate tax (charge)/benefit	31,955	124,469	52,285	105,188	116,925
Employee profit-sharing	620	624	755	1,041	1,288
Net income	265,008	237,002	315,682	155,296	161,953
Total dividends	139,604	169,186	211,502	258,941	281,507[3]
Per share data *(in euros)*					
Income after tax, employee profit-sharing, before allowances for depreciation and amortisation	12.85	2.08	2.91	1.62	2.14
Net income	11.82	2.02	2.65	1.31	1.32
- net dividend per share	5.95	1.44	1.78	2.18	2.30[3]
- total revenue per share (50% tax credit)	8.92	2.16	2.67[4]	3.27[4]	3.45[4]
Employee data					
Average number of employees	66	80	93	99	110
Total payroll *(in euro thousands)*	4,324	5,500	6,349	8,055	9,587
Total benefits *(in euro thousands)*	2,024	2,413	2,677	4,276	4,116

(1) Following July 17, 1998, five-for-one stock split, one FRF 100 par value share exchanged for five FRF 20 par value shares.
(2) August 30, 2001, translation of share capital into euro with a par value of 4 euros per share.
(3) Subject to approval at the Annual General Meeting of May 21, 2002.
(4) Subject to a tax credit which is reduced depending of the beneficiary.

>> Resolutions

FIRST RESOLUTION

(Approval of the annual financial statements for the financial year)

The General Meeting, after having taken note:

- of the management report of the Management Board for financial year 2001,
- of the comments of the Supervisory Board,
- of the report of the Auditors on the performance of their mission during this financial year,

approves the annual financial statements for financial year 2001 as presented as well as the operations recognised in these financial statements and summarised in these reports.

SECOND RESOLUTION

(Approval of the consolidated financial statements)

The General Meeting, after having taken note:

- of the report of the Management Board on the management of the Group during financial year 2001,
- of the comments of the Supervisory Board,
- and of the report of the Auditors on the 2001 consolidated financial statements,

approves the consolidated financial statements for financial year 2001 as presented as well as the operations recognised in these financial statements and summarised in these reports.

THIRD RESOLUTION

(Agreements stipulated by Articles L 225-86 and following of the Code of Commerce)

The General Meeting, having taken note of the special report of the Auditors on the agreements stipulated in Articles L. 225-86 and following of the Code of Commerce, declares that it approves this report and the agreements related to it.

FOURTH RESOLUTION

(Allocation of the results)

The General Meeting, after approving the annual financial statements presented to it showing:

a profit of	€ 161,952,762.87
which, increased by the previous positive retained earnings of	€ 275,688,612.05
produces a positive balance of	€ 437,641,374.92
allocates to the statutory reserve	€ 8,097,638.15
and recognises the existence of a distribuable balance of	€ 429,543,736.77

the allocation of which is the following:

- to the shares as dividends	€ 281,507,304.00
- to retained earnings	€ 148,036,432.77
For a total of	€ 429,543,736.77

The General Meeting decides to distribute as from 7 June 2002 a net amount of € 2.30 per share to which shall be added, as the case may be, tax already paid to the (French) Treasury (tax credit) of 50% or of the rate stipulated by the tax provisions in effect. The amount of the dividends included in this distribution and payable on the shares eventually held by the Company at the date of the distribution or on those having been cancelled shall be allocated to the "retained earnings" account.

It notes that the unit income per share was the following for the last three financial years:

Year of actual distribution	Net dividend	Tax credit at 50%	Total income
1999	9.45 FFR (€ 1.44)	4.725 FFR (€ 0.72)	14.175 FFR (€ 2.16)
2000	11.68 FFR (€ 1.78)	5.84 FFR (€ 0.89)	17.52 FFR (€ 2.67)
2001	14.30 FFR (€ 2.18)	7.15 FFR (€ 1.09)	21.45 FFR (€ 3.27)

FIFTH RESOLUTION

(Ratification of the appointment of a member of the Supervisory Board)

The General Meeting ratifies the appointment of Mr Luca Cordero di Montezemolo as a member of the Supervisory Board provisionally made by the Supervisory Board to replace Mr Jean-Yves Durance who resigned.

Mr Luca Cordero di Montezemolo shall exercise his duties for the remaining term of office of his predecessor, namely until the end of the General Meeting that shall be convened to consider the financial statements for the financial year 2003 in 2004.

SIXTH RESOLUTION

(Ratification of the appointment of a member of the Supervisory Board)

The General Meeting ratifies the appointment of Mr Pierre Bellon as a member of the Supervisory Board, made provisionally by the Supervisory Board to replace Mr Patrick Duverger who resigned.

Mr Pierre Bellon shall exercise his duties for the remaining term of office of his predecessor, namely until the end of the present Meeting.

SEVENTH RESOLUTION

(Renewal of the mandate of a member of the Supervisory Board)

The General Meeting, noting that the mandate as member of the Supervisory Board of Mr Pierre Bellon is going to expire today, renews this mandate for a period of six years, which shall expire at the end of the General Meeting that shall be convened to consider the financial statements for financial year 2007 in 2008.

EIGHTH RESOLUTION

(Renewal of the mandate of a member of the Supervisory Board)

The General Meeting, noting that the mandate as member of the Supervisory Board of Mr Alain Minc is going to expire today, renews this mandate for a period of six years, which shall expire at the end of the General Meeting convened to consider the financial statements for financial year 2007 in 2008.

NINTH RESOLUTION

(Renewal of the mandate of a member of the Supervisory Board)

The General Meeting, noting that the mandate as member of the Supervisory Board of Mr Baudouin Prot is going to expire today, renews this mandate for a period of six years, which shall expire at the end of the General Meeting convened to consider the financial statements for financial year 2007 in 2008.

TENTH RESOLUTION

(Appointment of a new member of the Supervisory Board)

The General Meeting appoints Mr Anthony Hamilton as a new member of the Supervisory Board for a period of six years, which shall expire at the end of the General Meeting convened to consider the financial statements for financial year 2007 in 2008.

ELEVENTH RESOLUTION

(Appointment of a new member of the Supervisory Board)

The General Meeting appoints Mr Allan Chapin as a new member of the Supervisory Board for a period of six years, which shall expire at the end of the General Meeting convened to consider the financial statements for financial year 2007 in 2008.

TWELFTH RESOLUTION

(Renewal of the mandate of the Statutory Auditors)

The General Meeting, noting that the mandate of the Statutory Auditors entrusted to Deloitte Touche Tohmatsu is going to expire today, renews this mandate for a period of six financial years which shall expire at the end of the General Meeting called to consider the financial statements for financial year 2007.

THIRTEENTH RESOLUTION

(Renewal of the mandate of the Alternate Auditors)

The General Meeting, noting that the mandate of the Alternate Auditors to Deloitte Touche Tohmatsu, entrusted to Deloitte Touche Tohmatsu Audit, is going to expire today, renews this mandate for a period of six financial years which shall expire at the end of the General Meeting convened to consider the financial statements for financial year 2007.

FOURTEENTH RESOLUTION

(Authorisation to give to the Executive Board to proceed with the purchase of the Company's shares)

The General Meeting, after having taken note of the report of the Management Board and the of information notice stipulated by the Commission des Opérations de Bourse (COB, French SEC) , authorises the Executive Board, in accordance with Article L. 225-209 of the Code of Commerce, to proceed with the purchase of the Company's shares, all at once or in several lots at times that it shall decide, within the limit of a number of shares representing up to 10 % of the share capital, namely 12,239,448 shares.

The acquisitions may be made by any means, including the use of derivatives or in the form of a block of securities, with a view to :

- stabilising the stockmarket price of the Company's shares by systematic counter-cyclical intervention,
- intervening through purchases and sales depending on the market situations,
- granting stock purchase options to employees and company officers of the Group or allocating shares to the employees within the framework of the statutory provisions,
- allowing the completion of investments or financings through the delivery of shares within the framework either of external acquisitions or the issues of securities giving right to the allocation of shares in the Company,
- optimising the management of cash and shareholders' equity,
- proceeding with the cancellation of the shares acquired, in accordance with the authorisation granted by the Extraordinary General Meeting of the shareholders.

The shares acquired by the Company under the present authorisation may be kept, sold or transferred by any means, including the use of derivatives or in the form of a block of securities. They may be used within the framework of the stock option purchase plans established for the employees and company officers of the Group and for sales or allocations of shares to the employees of the Group. They may also be cancelled under the statutory conditions.

The maximum purchase price is fixed at € 320 per share and the minimum sale or transfer price is fixed at € 120 per share. In the event of equity transactions, notably the splitting of combining of the shares or of the allocation of bonus shares, these amounts shall be adjusted in the same proportions. The sale or transfer price shall, however, be fixed under the statutory conditions for the sales and transfers of shares carried out within the framework stock purchase option plans and of sales or allocation of shares to the employees.

The maximum amount of the operation is thus fixed at € 3,916,623,360.

The General Meeting grants any powers to the Management Board in order to proceed with these operations; to stipulate the conditions and modalities of them, to conclude any agreements and to carry out any formalities.

This authorisation, which annuls, for its unutilised part, the authorisation granted by the Ordinary General Meeting of

>> Résolutions

18 May 2001, is given for a period of 18 months from the present Meeting.

FIFTEENTH RESOLUTION

(Authorisation to give to the Management Board to issue bonds)

The General Meeting authorises the Management Board to proceed, all at once or in several lots, at the times and under the conditions that it shall decide, both in France and abroad, either in Euros or in foreign currency, with the issue for up to a maximum amount of three billion Euros, or the equivalent of this amount in the authorised currencies, of bonds, subordinated or not, repayable at a fixed maturity or at the latest at the winding-up of the Company, with or without a particular guarantee.

Accordingly, it gives any powers to the Management Board to carry out such operations and to decide on all the modalities of placing, issue and repayment of the securities, which may include, if the Management Board so decides, apart from the fixed or variable rate of interest depending on the elements to be decided by the Management Board, a repayment premium, itself fixed or variable.

It also gives power to the Management Board to eventually stipulate that the bonds shall be accompanied by the guarantee of the Company until the actual repayment of all of the bonds without this guarantee affecting in any way its freedom to dispose of the ownership of its assets not to grant mortgages over the property and rights that it may or could own nor to constitute a pledging of the business in favour of other negotiable bonds issued or to be issued, without granting the same guarantees and the same ranking to the present bonds.

Any powers are also given to the Management Board to conclude any agreements with a view to ensuring the success of the issue of these bonds and to stipulate the benefits and commissions that it shall judge suitable as remuneration for the placing of the securities.

This authorisation, which annuls, for its unutilised part, the authorisation granted by the General Meeting of 8 December 1999, is given for a period of five years from the present Meeting.

SIXTEENTH RESOLUTION

(Directors' fees)

The General Meeting decides to allocate to the members of the Supervisory Board, as Directors' fees, an overall annual amount of € 570,000 for the financial years 2002 and following.

SEVENTEENTH RESOLUTION

(Powers)

The General Meeting grants any powers to the bearer of a copy or an extract of the minutes of the present Meeting to carry out any statutory and publication formalities.

Appendix D

PINAULT PRINTEMPS-REDOUTE

Extraordinary General Meeting

of 21 May 2002

>> Report of the Management Board

Ladies and gentlemen,

We have convened you for an Extraordinary General Meeting to propose to you to delegate to your Management Board various powers to issue securities, to authorise it to establish stock subscription or purchase option plans and to proceed with the issue of shares reserved for the employees. We also propose to you to modify certain provision of the Articles of Association in accordance with the new statutory provisions.

■

- We remind you that you authorised your Management Board at the Extraordinary General Meeting on 23 May 2000 to proceed with various issues of securities capable to giving access, immediately or later, to increases in the share capital of your Company as well as to proceed with increases in share capital through the capitalisation of reserves, earnings or premiums. In November 2001, your Management Board has sued these authorisations to issue bonds with the option to convert them into new shares and/or to exchange them for existing shares.

- Today, we recommend to you to renew these powers to give your Management Board the possibility of raising capital at any time to permit the making of the investments thought necessary while choosing the opportune moment for the financial operations the best adapted to the market situation.

- It is thus, first of all, recommended to you to authorise the Management Board to proceed with the issue, all at once or in several lots, with preferential subscription rights:

• of shares with or without warrants,

• of autonomous warrants and/or securities giving access, immediately or later, at any time or at a fixed date, to shares in the Company through subscription, conversion, exchange, repayment, presentation of a warrant or in any other manner, notably of the bonds with warrants and bonds convertible into shares, to the exclusion of the issue of preference shares or non-voting preference shares.

The total amount of the issues of warrants and/or securities capable of being issued may not exceed six billion Euros.

It is also recommended to you to authorise the Management Board to proceed with one or several increase in share capital through the capitalisation of reserves, earnings or issue, merger or contribution premiums.

- It is also proposed to you to authorise the Management Board to, proceed with the issue, all at once or in several lots,:

• of shares with or without warrants,

• of autonomous warrants and/or securities giving access, immediately or later, to shares in the Company through subscription, conversion, exchange, repayment, presentation of a warrant or in any other manner, notably of the bonds with warrants and bonds convertible into shares, to the exclusion of the issue of preference shares or non-voting preference shares.

Pursuant to this authorisation, the Management Board may proceed with issues in order to remunerate quoted securities contributed to the Company within the framework of a public share exchange offer. The Management Board may also proceed with issues of shares in your Company within the framework of issues carried out by its direct or indirect subsidiaries of bonds with warrants or securities giving right to the subscription or allocation of shares in your Company.

The total amount of the issues of warrants and/or of securities capable of being issued may not exceed six billion Euros.

You are requested to waive your preferential subscription right both to the shares, warrants and securities that may be issued and to the securities to which they may give right so as, in particular, to facilitate the placing of these issues on the financial markets or, as the case may be, so as to carry out exchange transactions.

The modalities and the issue price of the securities issued for cash pursuant to these authorisation shall be fixed in such a way that the sum raised or that could be subsequently raised by the Company for each of the shares issued amounts to at least the average of the first prices recorded for the shares of your Company for ten consecutive trading days chosen from among the last twenty trading days preceding the start of the issues concerned.

- For each delegation, the maximum overall amount of the increases in share capital that would result from them, directly or indirectly, may not be in excess of two hundred million Euros, not taking into account the adjustments capable of being made.

- In the event of the issue of warrants or of securities other than ordinary shares, the modalities of allocation of the shares to which the warrants or securities would give right as well as the dates on which the rights may be exercised shall be stipulated by the Management Board at the time of the decision to issue.

- Your Management Board shall also decide, at the time of the decisions to issue, on the securities to issue and the number of securities issued, the issue currency or unit, the value of each security as well as the amount of the issues and of the subscriptions and shall have any powers to certify the increases in share capital realised, modify the Articles of Association as a result and, generally, to take any measures necessary.

- In accordance with the law, these powers, which are granted for a period of twenty six months, make invalid any previous power of the same nature.

- At each issue, your Management Board shall set out in a supplementary report the final conditions of the operation and the information necessary as well as the effect of the issue on the position of the shareholder as regards his/her share of the earnings and that in the shareholders' equity.

- Your Auditors set out their opinion on these authorisations in their report.

■

- We also recommend that you again authorise us to grant stock subscription or purchase options in favour of the staff and the company officers of the Group. The establishing of option plans indeed permits involving the members of the staff and the company officers in the development of the Group and to constitute for the latter an additional motivation to participate in the management and the results of the company.

- Pursuant to this authorisation, your Management Board may grant stock subscription or purchase options involving a total amount of 2,500,000 shares at a price fixed by the Management Board on the day when the options shall be granted by reference to the statutory prescriptions. This authorisation is limited to a period of thirty eight months in accordance with the statutory provisions.

The subscription or purchase price may not be less than the limit stipulated by the regulations in effect. This limit is currently fixed at 80% of the average of the prices quoted during the twenty trading sessions preceding the day when the options are granted. Moreover, the limit is fixed at 80% of the average purchase price of the shares held by the Company for the purchase options.

The periods during which the options may be exercised (within a maximum period of ten years), the period for holding the shares (within a maximum statutory period of three years) as well as the members of the staff, the company officers and the companies of groups concerned shall be stipulated by the Management Board at the time when the plans are established.

The authorisation granted by your Meeting involves, in accordance with the law, the express waiver of the preferential subscription right of the shareholders to the shares that may be issued within the framework of the subscription options.

As regards the purchase options, your Company shall acquire, under the conditions stipulated in the statutory provisions in effect, the shares proposed to the beneficiaries, notably within the framework of the buyback programmes that have authorised elsewhere.

- You will find in the Auditors' report their opinion on this authorisation.

■

- To comply with the provisions stipulated by the Law on employees' savings of 19 February 2001 concerning proposals for increases in share capital reserved for the employees, we submit to you an authorisation allowing, at the right time, the establishing of a new Employee Shareholding Plan aimed at further strengthening ties between employees and allowing them to participate in the company's growth.

The authorisations that you granted us at your Extraordinary General Meeting on 18 May 2001 have not, in fact, been able to be used because, notably of stockmarket fluctuations.

- We thus recommend that you authorise your Management Board to proceed, all at once or in several lots, with the increases in share capital reserved for the employees who are members of a Savings Plan for a maximum number of 1,200,000 shares to be issued. The subscription price shall be stipulated by the Management Board under the conditions stipulated by the law, without it being able to be less than 80% of the average of the trading price of the share during the twenty trading days preceding the day of the decision of the Management Board stipulating the opening day for subscriptions and the issues may be carried out for the benefit of the company's mutual funds or Investment Trust Companies.

- At each issue, your Management Board shall set out in a supplementary report the final conditions of these operations and the information necessary as well as the effect of the issue on the position of the shareholder as regards his/her share in the earnings and that in the shareholders' equity. The amount of the increases in share capital shall depend on the amount of shares subscribed within the above limits.

- Your Auditors set out in their report their opinion on these authorisations.

■

Finally, please adopt the modifications to the Articles of Association pursuant to the application of the Law on the New Economic Regulations (NRE) of 15 May 2001. This involves adapting the Articles concerning the approval of the consolidated financial statements by the General Meeting, the participation of the shareholders at General Meetings by means of telecommunication or by video-conference and the possibility for the members of the Supervisory Board to participate in the meetings of the Board by video-conference.

■

Independently of the information concerning financial year 2001 that is shown in the management report presented to the Ordinary General Meeting, we remind you that your Company during this financial year had net income of € 162 million. At the consolidate level in 2001, the Group realised consolidated sales of € 27.8 billion and net income (Group share) of € 752.7 million.

During the first weeks of 2002, the activity of the Group evolved according to trends similar to these observed at the end of fiscal year 2001.

■

If you approve these proposals, please adopt the resolutions presented to you.

>> Comments of the Supervisory Board

Ladies and gentlemen,

You have been convened for an Extraordinary General Meeting so as to propose to you the granting of various authorisations to your Management Board.

■

Firstly, it is recommended that you renew the overall issuing powers that you granted your Management Board at the Extraordinary General Meeting that met in May 2000.

It is also recommended that you authorise the Management Board to establish stock subscription and purchase option plans and to proceed with increases in share capital reserved for the employees.

Your Board has examined these various requests for authorisations which call for no particular comments on its part. The same applies for the modifications in the Articles of Association pursuant to the Law concerning the New Economic Regulations adopted in 2001.

■

Accordingly, we invite you to approve the Resolutions presented to you.

>> Auditors' Special Report

Ladies and Gentlemen,

In accordance with our appointement as auditors of your company and with missions provided for by the Commercial Code, we hereby present you with our report on the various transactions submitted for your approval.

1. Issues of securities giving access, immediately or subsequently, to a share in the share capital of the company with preferential subscription right (1st Resolution)

In accordance with the mission provided for by Articles L225-150, 225-161, 225-169, 228-92 and 228-95 of the Commercial Code, we present you with our report on the proposal to issue various securities.

Your Managent Board seeks the authority with the right of, sub-delegation to the Chairman, to determine the terms and conditions of these operations for a maximum of six billion Euros or its equivalent, knowing that the par value of the increases in share capital to be carried out immediately or subsequently may not exceed two hundred million Euros.

We have examined the proposal for the issues by performing those procedures we deemed necessary according to professional standards applicable in France. As the issue and subscription prices and other terms and conditions are not fixed, we do not express an opinion on the final terms and conditions under which the issues will be carried out.

In accordance with Article 155-2 of the Decree of 23 March 1967, we will issue supplementary report at the time of issues initiated by your Managent Board.

2. Issues of securities giving access, immediately or subsequently, to a share in the share capital of the company, without preferential subscription right (2nd Resolution)

In accordance with the mission provided for by Articles L225-135, 225-150, 225-161, 225-169, 228-92 and 228-95 of the Commercial Code, we present you with our report on the proposal for reserved issues of shares and/or securities.

Your Management Board seeks the authority, with the right of sub-delegation to the Chairman, to determine the terms and conditions for these operations and to suppress your preferential subscription right. The overall maximum limit for these issues is fixed at six billion Euros or its equivalent, knowing that the par value of the increases in share capital capable of being carried out immediately or subsequently may not exceed two hundred million Euros.

We have examined the proposal for the issues by performing those procedures we deemed necessary according to professional standards applicable in France.

Subject to our review in due course of the conditions of performance of the proposed transactions, we have no comments on the procedures for determining the issue price given in the report of the Managent Board.

As the issue prices, the bases of conversion and of exchange and the exercise price of the subscription right are not fixed, we do not express an opinion on the final terms and conditions under which the transactions will be performed and, as such, on the cancellation of preferential subscription rights proposed, the logic behind which is, nonetheless, consistent with that of the transactions presented for your approval.

In accordance with Article 155-2 of the Decree of 23 March 1967, we will issue a supplementary report at the time of issues initiated by the Managent Board.

3. Issue of subscription options or purchase options, without preferential subscription right (3rd Resolution)

In accordance with the mission provided for in Article L. 225-177 of the Commercial Code and by Article 174-19 of the Decree of 23 March 1967, we present you with our report about the granting of share subscription or purchase options in favour of the staff and company officers.

We have analized the modalities proposed for fixing the price for subscription or purchase by performing those procedures we deemed necessary according to professional standards applicable in France.

We have no comment on the terms and conditions of the proposed issue of subscription options or purchase options.

4. Issue of share reserved for the employees (4th Resolution)

In accordance with the mission provided for in Article L225-135 of the Commercial Code, we hereby present our report on the proposed share capital increases reserved for the employees belonging to a Savings Plan.

The maximum number of shares that may be issued for the whole of this Employee Shareholder Plan may not exceed 1,200,000 shares, or a maximum par value of € 4,800,000.

Your Management Board seeks the authority to determine the terms and conditions of these transactions and waive preferential subscription rights.

We have analyzed the proposed share capital increases by performing those procedures we deemed necessary according to professional standards applicable in France.

Subject to our review in due course of the conditions of performance of the proposed transactions, we have no comments on the procedures for determining the issue price presented in the Managent Board' report.

As the issue prices are not fixed, we do not issue an opinion on the final terms and conditions under which the transactions will be performed and, as such, on the cancellation of preferential subscription rights proposed, the logic behind which is, nonetheless, consistent with that of the transactions presented for your approval.

In accordance with Article 155-2 of the Decree of 23 March 1967, we will issue a supplementary report at the time of issues initiated by the Managent Board.

Paris

16 April 2002

The Auditors

KPMG Audit
Department of KPMG S.A.

Deloitte Touche Tohmatsu

Gérard Rivière

Didier Taupin

(This is a free translation of the original French text for information only)

>> Resolutions

FIRST RESOLUTION

(Authority to proceed with the increase in share capital, either through the issue with preferential right of subscription of shares, warrants and/or securities giving access; immediately or later, to shares in the Company or by the capitalisation of reserves, earnings or premiums)

The General Meeting, after having taken note of the report of the Management Board and of the special report of the Auditors, in accordance with the provisions of the Code of Commerce and notably of its Article L. 225-129 III, 3rd paragraph:

1) Delegates to the Management Board the powers necessary in order to proceed with the increase in share capital, all at once or in several lots, in the proportions and at the times that it shall decide:
   - by the issue of shares, with warrants attached or not, of autonomous warrants and/or of securities giving right, immediately or later, at any time or at a fixed date, to shares in the Company by subscription, conversion, exchange, repayment, presentation of a warrant or in any other way; notably of bonds with warrants and of convertible bonds, to the exclusion of the issue of preference shares and non-voting preference shares,
   - by the capitalisation of reserves, earnings and issue premiums, in the form of the allocation of bonus shares or the raising of the par value of the existing shares.
2) Decides that the total nominal amount of the increases in share capital capable of being made, immediately or later, pursuant to the present authority may not exceed two hundred million Euros to which shall be added, as the case may be, the nominal amount of the additional shares to issue to protect, in accordance with the law, the rights of holders of securities giving right to shares in the Company.
3) Decides that the total nominal amount of the above-mentioned warrants and/or securities capable of being issued under the present authority, either in Euros or in foreign currencies or in any other unit of account established by reference to a basket of currencies, may not exceed six billion Euros or the equivalent of this amount.
4) In the event of use by the Management Board of the present delegation of powers within the framework of the issues of shares, with or without warrants attached, of autonomous warrants and/or of securities giving access, immediately or later, at any time or at a fixed date, to shares in the Company through subscription, conversion, exchange, repayment, presentation of a warrant or in any other way:
   - decides that the issue(s) shall be reserved in priority for the shareholders who may subscribe as of right for new shares and, if the Management Board so decides, on an optional basis under the conditions stipulated by the statutory provisions,
   - decides that, if the subscriptions as of right and, as the case may be, on an optional basis, have not taken up the whole of the issue, the Management Board may, under the conditions stipulated by the law and in the order that it shall decide, limit the issue to the amount of the subscriptions on condition that the latter amount to at least three-quarters of the issue decided, distribute freely all or part of the securities issued and unsubscribed or offer to the public all or part of the securities issued and unsubscribed,
   - takes note, as is necessary, that the present delegation entails of right the express waiver of the shareholders, in favour of the holders of the securities issued, of their preferential subscription right to the shares to which the securities issued shall give right and decides to suppress the preferential subscription right of the shareholders to the shares issued by conversion of convertible bonds and by the exercising of warrants,
   - decides that the issues of warrants to subscribe shares in the Company may be made either by offer to subscribe or by the free allocation to the owners of the existing shares.

The General Meeting grants any powers to the Management Board, with the right of sub-delegation to its Chairman, to execute the present authority under the conditions stipulated by the law, and notably:

- to decide on the conditions for the above-mentioned increases in share capital and/or issues,
- as regards the issues of shares, with or without warrants attached, of autonomous warrants and/or of securities giving access, immediately or later, at any time or at a fixed date, to shares in the Company by subscription, conversion, exchange, repayment, presentation of a warrant or in any other way:
  - to establish the amount to issue, the issue price as well as the amount of the premium that may, as the case may be, be demanded for the issue,
  - to establish the dates and modalities of the issue, the nature and the form of the securities to be created, which may, in particular, take the form of securities, whether subordinated or not, fix the rate of interest of the debt securities, their method of repayment including through exchange or by payment in kind as payment for any goods or securities, their repayment price, whether fixed or variable, with or without premium,

• to establish the method of paying up the shares and/or the securities issued,

• to stipulate, is necessary, the modalities for exercising the rights attached to the securities issued or to be issued and, notably, to decide on the date from which the new shares shall carry interest as well as the any other conditions and modalities for completing the issue,

• to stipulate the modalities, as the case may be, of the buyback or exchange of the securities issued or to be issued,

• to eventually stipulate the right to suspend the exercising of the rights attached to these securities for a maximum period of three months,

• to stipulate the modalities according to which the protection of the rights of the holders of securities giving access later to shares in the Company shall be ensured, in accordance with the statutory and regulatory provisions,

• on its sole initiative, deduct the expenses of the increases in share capital from the amount of the premiums relating to them and to deduct from this amounts necessary to increase the statutory reserve to one tenth of the new share capital after increase.

- As regards the increases in share capital through capitalisation of reserves, earnings or issue premiums:

  • to fix the amount and the nature of the sums to capitalise, stipulate the number of new shares to issue or the amount by which the par value of the existing shares making up the share capital shall be increased, decide on the date from which the shares shall carry interest or that at which the increase in the par value shall take effect,

  • to decide, as the case may be, by dispensation from the provisions of Article L. 225-149 of the Code of Commerce, that the rights forming fractional shares shall not be negotiable and that the corresponding shares shall be sold with the proceeds of the sale being allocated to the holders of the rights at the latest thirty days after the registration date of their account of the full number of shares allocated.

- generally, to conclude any agreement, notably to successfully implement the issue(s) envisaged, take any measures and carry out any formalities useful for the issue and the financial servicing of the securities issued under the present authority as well as the exercising of the rights attached to them, certify the increase(s) in share capital realised by the use of the present authorisation and to modify the Articles of Association accordingly.

The General Meeting certifies, in accordance with the law, that the present authority annuls the effect of the overall authority for the same purpose granted to the Management Board by the Extraordinary General Meeting of the shareholders of 23 May 2000.

The present authority is granted to the Management Board for a period of twenty six months from the present.

SECOND RESOLUTION

(Authority to proceed with the increase in share capital through the issue, without preferential subscription right, of shares, warrants and/or securities giving access, immediately or later, to shares in the Company including in order to the pay for securities that would be contributed within the framework of a public exchange offer)

The General Meeting, after having taken note of the report of the Management Board and of the special report of the Auditors and in accordance with the provisions of the Code of Commerce and, notably, of its Article L. 225-129 III, 3rd paragraph, as well as its Articles L. 225-148, L. 225-150 and L. 228-93:

1) Delegates to the Management Board the powers necessary in order to proceed with the increase in share capital, all at once or in several lots, in the proportions and at the times it shall decide, both in France and abroad, through the issue:

- by the Company of shares, with or without warrants attached, of autonomous warrants and/or of securities giving access, immediately or later, at any time or at a fixed date, to shares in the Company through subscription, conversion, exchange, repayment, presentation of a warrant or in any other way, notably of bonds with warrants and convertible bonds, to the exclusion of the issue of preference shares or non-voting preference shares. The issues may be carried out in order to pay for securities that would be contributed to the Company within the framework of a public exchange offer for securities meeting the conditions stipulated in Article L. 225-148 of the Code of Commerce,

- by the companies in which it holds, directly or indirectly, more than half of the share capital and with its agreement:

  • either bonds with warrants to subscribe for shares in the Company,

  • or securities giving right by conversion, exchange, repayment, presentation of a warrant or in any other way, to the allocation, at any time or at a fixed date, of securities that are or shall be issued to represent a share of the share capital of the Company.

2) Decides that the total nominal amount of the increases in share capital capable of being made, immediately or later, under the present authority,, may not exceed two hundred million Euros to which shall be added, as the case may be, the nominal amount of the additional shares to be issued to protect, in accordance with the law, the rights of the holders of securities giving right to shares in the Company.

3) Decides that the total nominal amount of the above-mentioned warrants and/or securities capable of being issued under the present authority, either in Euros or in foreign currencies or in any other unit of account established by reference to a basket of currencies, may not exceed six billion Euros or the equivalent of this amount.

4) Decides to suppress the preferential subscription right of the shareholders to the shares, warrants and/or securities that are the subject of the present authority, but leaving the Management Board with the right to grant to the shareholders, for a period and in accordance modalities that it shall stipulate for all or part of an issue, a period of preference not giving rise to the creation of negotiable rights.

5) Takes note, as is necessary, that the present authority entails of right the express waiver, in favour of the holders of the securities issued, by the shareholders of their preferential subscription right to the shares to which the securities issued shall give right and decides to suppress the preferential subscription right of the shareholders to the shares issued by the conversion of bonds or the exercising of warrants.

6) Decides that, for the issues for cash, the amount due or being subsequently due to the Company for each of the shares issued or capable of being issued within the framework of the present authority, shall be at least equal to the average of the opening prices quoted on the Premier Marché Euronext of Paris for the shares in the Company during the six consecutive trading days chosen from among the last twenty trading days prior to the start of the issue of the shares and/or of the securities that give right to them, it being specified that in the event of an issue of autonomous warrants for the subscription of shares in the Company, the amount received by the Company at the subscription of the warrants shall be taken into account in this calculation.

The General Meeting grants any powers to the Management Board, with the right of sub-delegation to its Chairman, to execute the present authority under the conditions stipulated by the law and, notably,:

- to decide on the conditions of the issue(s) in agreement, as is necessary, with the competent bodies of the subsidiary companies,
- to stipulate the amount to be issued, the issue price as well as the amount of the premium that may, as the case may be, be requested at the issue,
- to stipulate the dates and modalities of the issue, the nature and the form of the securities to be created, fix the rate of interest of debt securities that may, notably, take the form of securities, whether subordinated or not, of unlimited duration or not, and their method of repayment including through exchange or payment in kind for any goods or securities, their repayment price, whether fixed or variable, with or without premium,
- to stipulate the method of paying up the shares and/or the securities issued,
- to stipulate, as is necessary, the modalities for exercising the rights attached to the securities issued or to be issued and, notably to decide on the date from which the new shares shall bear interest as well as any other conditions and modalities for the realisation of the issue,
- to stipulate the modalities, as the case may be, of buyback or exchange of the securities issued or to be issued,
- to eventually stipulate the right to suspend the exercising of the rights attached to the securities issued for a maximum period of three months,
- to stipulate the modalities according to which the protection of the rights of the holders of the securities giving access later to shares in the Company shall be ensured, as the case may be, in accordance with the statutory and regulatory provisions,
- to eventually decide, in the order that it shall determine, that the balance of the issue that shall not have been subscribed, shall be distributed, at its initiative, in all or in part, or that the amount of the issue shall be limited to the amount of the applications subscriptions,
- more especially, in the event of an issue of securities in order to pay for securities contributed within the framework of a public exchange offer:
  - to draw up the list of the securities contributed in exchange,
  - to stipulate the issue conditions, the parity of exchange as well as the amount of the remainder in cash to be eventually paid,
  - to stipulate the issue modalities within the framework of the different forms of public offers,
- on its sole initiative, to deduct the expenses of the increases in share capital from the amount of the premiums relating to them and to deduct from this amount the sums necessary to increase the statutory reserve to one tenth of the new share capital after each increase,
- generally, to conclude any agreement, notably to successfully complete the issue(s) envisaged, take any measures and carry out any formalities useful for the issues and financial servicing of the securities issued under the present authority as well as the exercising of the rights related to them, to certify the increase(s) in share capital realised by the use of the present authority and to modify the Articles of Association accordingly.

The General Meeting notes that, in accordance with the law, the present authority annuls the effect of the overall authority granted to the Management Board by the Extraordinary General Meeting of 23 May 2000.

The present authority is granted to the Management Board for a period of twenty six months from the present Meeting.

THIRD RESOLUTION

(Authorisation to grant stock subscription or purchase options)

The General Meeting, after having taken note of the report of the Management Board and of the special report of the Auditors, drawn up in accordance with the law, authorises the Management Board, within the framework of Articles L. 225-177 to L. 225-186 du Code of Commerce, to grant, all at once or in several lots, in favour of the members of the staff that it shall choose from among the employees and the company officers of the Company and of the companies and groups associated with it under the conditions stipulated in

Article L. 225-180 of the said Code, options giving right to the subscription for new shares in the Company to issue as an increase in its share capital as well as options giving right to the purchase of shares bought back by the Company.

The stock subscription and purchase options granted under this authorisation may not give right to a total number of more than 2,500,000 shares and must be exercised with a maximum period of 10 years.

The General Meeting gives any powers to the Management Board in order to stipulate the conditions under which the options shall be granted, notably the companies, the members of the staff and the company officers concerned, as well as the number of shares that may be subscribed or purchased by each of them. These conditions may include clauses forbidding the taking-up of the options during one or several periods as well as clauses forbidding the immediate re-sale of all or some of the shares, without the period imposed for the holding of the securities being able to exceed three years from the taking-up of the option.

The price to pay at the taking-up of the stock subscription or purchase options shall be stipulated by the Management Board without this price being able to be less than the limit then in effect stipulated in Article L. 225-177 of the above-mentioned Code. In the case of a purchase option, this price may also not be less than the limit then in effect stipulated in Article L. 225-179 of the said Code. However, if, during the period during which the options granted may be exercised, the Company carries out one of the financial or securities operations stipulated in Article L. 225-181 of the said Code, the Management Board shall proceed, under the conditions stipulated in the regulations to take into account the effect of this operation, with an adjustment in the number and the price of the shares included in the options granted to the beneficiaries of the options.

The General Meeting gives any powers to the Management Board to purchase the shares in the Company necessary for the purchase options within the framework of Article L. 225-208 or use the shares acquired within the framework of Article L. 225-209 of the above-mentioned Code.

The present authorisation involves the express waiver, in favour of the beneficiaries of the subscription options, by the shareholders of their preferential subscription right to the shares that shall be issued at the same time as the taking-up of the subscription options. The increase in share capital resulting from the taking-up of the subscription options shall be finally completed by the sole fact of the declaration of the taking-up of the option together with the subscription forms and the paying-up that may be made in cash or by offsetting claims against the Company. The Management Board or its Chairman by delegation shall certify, as is necessary, under the statutory conditions, the number and the amount of the shares issued pursuant to the taking-up of the subscription options and shall make the necessary modifications to the clauses of the Articles of Association concerning the amount of the share capital.and the number of the shares that it represents.

Finally, the Management Board shall have all the powers necessary to stipulate the dates of the taking-up of the options, to temporarily suspend the exercising, in the event of financial operations, and to decide on the any other formalities for these operations.

This authorisation, which annuls, for the unutilised part, the authorisation granted by the General Meeting of 18 May 2001, is given for a period of thirty eight months from the present Meeting.

FOURTH RESOLUTION

(Authorisation to increase the share capital by the issue, without preferential subscription right, of the shares reserved for the employees who are members of a Savings Plan).

The General Meeting, after having taken note of the report of the Management Board and of the special report of the Auditors, authorises the Management Board to proceed, by its sole decisions, all at once or in several lots, under the conditions stipulated by the law, notably Articles L. 225-138 and L. 225-129 VII of the Code of Commerce and Articles L. 443-1 and following of the Labour Code, with the increase in share capital, for a maximum nominal amount of € 4,800,000, through the issue of shares reserved for the employees of the Company and of the companies or groups associated with it, under the conditions stipulated in Article L. 233-16 of the Code of Commerce, who are members of an Savings Plan established for this purpose.

The total number of shares that may be subscribed under the present authorisation must thus not exceed 1,200,000 shares.

The General Meeting decides that the present authorisation entails the suppression of the preferential subscription right of the shareholders to the shares to issue in favour of the above-mentioned employees for whom they are reserved.

The subscription price for the shares shall be fixed at a minimum of 80% of the average of the opening prices quoted for the shares in the Company on the Premier Marché Euronext of Paris during the twenty trading sessions preceding the day of the decision of the Management Board stipulating the date for the opening of the subscriptions.

Each increase in share capital shall only be carried out up to the amount of the shares subscribed by the employees, individually or through the Company Mutual Fund or Investment Trust Companies governed by Article L. 214-40-1 of the Monetary and Financial Code.

The General Meeting grants any powers to the Management Board in order to:

- fix the subscription price(s) for the shares to issue and their enjoyment date,
- stipulate the companies and the employees concerned,
- decide whether the shares may be directly subscribed by the employees who are members of a savings Plan or through a Company Mutual Fund or Investment Trust governed by Article L. 214-40-1 of the Monetary and Financial Code,
- decide on the dates, periods and other conditions and modalities of the issues to be made,

- certify the completion of the increase(s) in share capital,
- proceed with any deduction of the expenses of the increases in share capital from the amount of the premiums relating to them,
- proceed with the corresponding modification in the Articles of Association and, generally, to take any decisions, conclude any agreements and to carry out any formalities.

The General Meeting decides, as is necessary, to annul the authorisations granted to the Management Board by the second, third and fourth Resolutions of the Extraordinary General Meeting of 18 May 2001.

This authorisation is given for a period of one year from the present Meeting.

FIFTH RESOLUTION

(Modifications of the Articles of Association pursuant to the application of the Law concerning the New Economic Regulations)

The General Meeting decides to modify Articles 15, 17, 20 and 21 of the Articles of Association as follows:

ARTICLE 15

ORGANISATION AND FUNCTIONING OF THE SUPERVISORY BOARD

The first sentence of the second paragraph of II is modified in the following way:

Any member of the Board may give a power of attorney in writing to one of his/her colleagues to, represent him/her at a meeting of the Board, but each member may only have one sole power of attorney.

The following paragraph is added to the II:

The Supervisory Board may stipulate that the members of the Supervisory Board who participate in the meeting of the Board by video-conference means under the conditions and for the decisions stipulated by the regulations in effect are deemed present for the calculation of the quorum and of the majority.

ARTICLE 17

ATTRIBUTIONS AND POWERS OF THE SUPERVISORY BOARD

The fourth paragraph of I is modified in the following way:

It verifies and controls the company and consolidated financial statements drawn up by the Management Board and presented by the latter within three months following the end of the financial year, together with a written report about the company's situation and the activity of the latter during the previous financial year.

ARTICLE 20

SHAREHOLDERS' MEETINGS

The third paragraph is modified in the following way:

Any shareholder may attend, personally or through a proxy under the conditions stipulated by the law, in the meetings with justification of his/her identity and of the ownership of his/her securities in the form either of nominal registration or of depositing at the place indicated in the notice certificate of the intermediary authorised, in accordance with the regulations in effect, certifying the unavailability of the bearer shares registered in the books until the date of the Meeting; the period during which these formalities must be carried out expires three days before the date of the Meeting. The shareholders may, on the decision of the Management Board, participate in the meetings by video-conference or by any means of telecommunication permitting their identification under the conditions stipulated by the regulations in effect. Any shareholder may vote by correspondence with the form completed and sent to the company under the conditions stipulated by the regulations in effect. This form must be received by the company at least three days before the date of the meeting for it to be taken into account. The Management Board may, however, reduce these periods in favour of all the shareholders. The owners of securities who are not domiciled on French territory may be represented by an intermediary registered under the conditions stipulated by the regulations in effect.

ARTICLE 21

POWERS OF THE GENERAL MEETINGS

The specific powers of General Meetings, that the latter may delegate, are essentially the following:

4th dash

- approval of the company and consolidated financial statements.

(The remainder of the Articles without modification).

SIXTH RESOLUTION

(Powers)

The General Meeting grants any powers to the bearer of a copy or an extract of the minutes of the present Meeting in order to carry out any statutory or publication formalities.

Appendix E

PINAULT PRINTEMPS-REDOUTE

2002 Annual General Meetings

2001 highlights

Serge Weinberg

Chairman of the Management Board

2001 highlights

- **Difficult environment, especially in Q4 2001**
  - In North America and Europe
  - In Luxury Goods
- **Cost cutting reduction programs launched as early as spring 2001**
- **Pursuit of development investments**
- **Confirmation of the Group's development strategy in the Luxury Goods sector**

2001 highlights

- **Commercial dynamism of the companies**
  - Market share gains in France and internationally
  - Solidity of the competitive positions
- **Continued international development : 54.7% of sales outside France**
- **Better efficiency in purchasing**

Strengthening of the positions as the European leader in specialised distribution and a leader player in Luxury Goods

Summary

- 2001 results
- The Group and its shareholders
- Pinault-Printemps-Redoute : a brand developer
- Strategy and outlook

2001 results

Patrice Marteau

Corporate Secretary

2001 consolidated key figures

(In euro millions)

Sales	27 798.5	+12.3%
Operating income	1 978.3	+4.8%
Attributable net income before amortisation of goodwill	890.6	+1.4%
Attributable net income after amortisation goodwill	752.7	-1.9%
Net diluted earnings per share before amortisation of goodwill	7.31	+0.6%

Operating income


+4.1%
Group*
+11%
Group excl.
North America *
+14.5%
Group excl.North America
& devpt. costs

* 2001 rates

Stability of the Net income of consolidated companies



In M€
2500
2000
1500
1000
500
0
1,978.3
Net financial expenses (417.8)
Non-reccuring items
(33)
Tax (291.7)
1,235.8
Operating income
Net income of consolidated companies

9

Attributable net income



In M€
1400
1200
1000
800
600
400
200
0
1,235.8
Equity affiliates
(149.0)
Amortisation of GW
Minority interests 340.7
752.7
Net income of consolidated companies
Attributable net income

Balance sheet



+20.5%
+16%
+1 point

Fixed assets

Shareholders' equity

Gearing

Sharp reduction in Distribution net working capital

(In Euro million)

as a % of sales*



1,111
-41.6%
649
4.6%
2.4%
2000
2001

* *Excluding Credit and Financial Services*

Solid financial ratios

As of December 31, 2001	**PPR**	**Sector***
Operating income / Net financial expenses	**4.7**	5.5
Net debt / EBITDA	**2.7**	2.1
Net financial debt / Shareholder's equity	**0.75**	0.95

** 2001 published numbers for Ahold, Carrefour, Hagemeyer, Kingfisher, Metro - Estimations for Karstadt Quelle. (source: CAI Cheuvreux)*

Healthy financial strcuture

- **Gearing at end 2001: +75%**
  - 1/3 of the debt auto-financed by customers loans in the B-to-B division
- **Coverage of the financial costs**
  - EBITDA / Net financials: 5.8
  - EBIT / Net financials : 4.7
- **Standard & Poors : BBB- and A-3**
  - Limited impact : Euro 15 million in 2002
- **Euro 1 billion available for external growth**

Transparency

- **Detailed information**

- **No use of non-consolidated structure to carry debt**

- **Securitization (100% non recourse) :** **Euro 1.1 billion**

- **Pluriannual rent commitments mentioned in the Notes to the accounts :** **Euro 2.2 billion**

- **Sector information trophy**
  - Awarded by the CNCC (Compagnie Nationale des Commissaires aux comptes)

2002 Q1 sales

- **Sales: Euro 6,705.6 million, -0.9%**

- **Excellent resisting capacity of the companies**
  - In an economic slowdown environment
  - With a particularly defavorable comparison basis

- **In comparable terms** : -1.7%

- **Internet activities**
  - Sales of Euro 177.2 million (x2.1 compared to Q1 2001)
  - 2.6% of Group sales

The Group and its shareholders

Patrice Marteau

Corporate Secretary

Growth in EPS and dividend per share

(in Euros)


7.27
2.18
7.31
+0.6%
2.30*
+5.5%
Diluted EPS before goodwill amortisation
Dividend

** Subject to approval of the AGM of May 21, 2002*

Evolution of the share price

Performance of PPR relative to the CAC 40


+9.5%
Over 5 years
Over 1year
- 8.7%
+4.8%
Over 3 months

A balanced shareholding



French Institutions 23.4%
International institutions 20.3%
Employees 0.7%
Individual inshareholders 13.4%
Artémis 42.2%

At December 31, 2001

A Group serving its shareholders

- Shareholders' letter
- Shareholder line : 00 331 44 90 61 22
  and dedicated e-mail : shareholder@pprgroup.com
- Shareholders' website : www.pprshareholder.com
- Sites visits
- Shareholders meetings in province
- Consultation with the French individual shareholders
  - close to 4,000 replies

Pinault-Printemps-Redoute :
a brand developer

Retail Division

Thierry Falque-Pierrotin

Chairman and CEO of Redcats

CONFORAMA

Le pays où la vie est moins chère

fnac.com

PRINTEMPS

REDCATS

Operating performance

- Continued market share gains in France and internationally
- Increased momentum of e-commerce
  - Euro 300 million, +148%
- Continued profitable growth at Printemps and Conforama
- Resumption of profitable growth at Fnac
- Decline at Redcats, due to Brylane and Redoute France

Continued international development

20.1% increase in international sales at the Retail division

- **Conforama (31% of international sales)**
  - Emmezeta successfully integrated
  - New stores opened (Poland, Switzerland)

- **Redcats (59% of international sales)**
  - Internationalisation of French brands
    - Redoute internationally
    - VertBaudet and Daxon

- **Fnac (21% of sales* outside France)**
  - Continued densification of the international network (Spain, Italy, Brazil, Taiwan)

*** stores only***

Strong dynamisn of the companies

- **Opening of 13 Fnac and Conforama stores including 8 outside France, representing 35,000 sq.m. of additional selling space**
- **Printemps: 600,000 references / 15,300 wedding lists in 2001**
- **Redcats: 85 million parcels distributed per year**
  41 e-commerce sites
- **Vertbaudet**
  - France: trophy for the best catalogue
  - United Kingdom: awarded N°1 for its clothes and its catalogue communication by DFK Research
- **Fnac**
  - 1 million references on fnac.com
  - fnac.com: N°1 at the Ifop/Expansion barometer for the 2nd consecutive year

Continued improvement in operational efficiency

- **Printemps**
  - Purchasing reorganised under 5 markets
  - Operational merger of Citadium and Made in Sport
- **Conforama**
  - Launch of the international purchasing office
- **Redcats**
  - Brylane reorganised into three markets
  - Opening of a purchasing office in India
- **Fnac**
  - Improving performance of the most mature countries
  - Stronger operational efficiency in France

Strenghtened inter-company synergies

- **Major increase in inter-operability of store cards**
  - Sales of Euro 72 million (+47%)

- **Rapid development of Kadéos gift vouchers**
  - Euro 224 million, + 10.3%

- **Operational launch of PPR Purchasing**
  - Total amount of purchases: Euro 2.4 billion
  - Brown, white and grey goods

Luxury Goods Division

Serge Weinberg

Chairman of the Management Board

GUCCI

YSL

BOUCHERON
PARIS

Stella McCartney

sergio rossi

BALENCIAGA

ALEXANDER McQUEEN

BOTTEGA VENETA

A development strategy in the Luxury Goods sector

September 10, 2001 agreement

- Share of Pinault-Printemps-Redoute in the Gucci Group raised to 53.2%
- Settlement of all litigation
- Parity on the Gucci Supervisory Board

A solid multibrand Luxury Goods group

Accessories
Ready-to-wear
Shoes

- Gucci
- Yves Saint Laurent
- Sergio Rossi
- Bottega Veneta
- Alexander McQueen
- Stella McCartney
- Balenciaga

Perfume
Make-up

- YSL Beauté
- Roger & Gallet
- Oscar de la Renta
- Van Cleef & Arpels
- Fendi
- Boucheron
- Alexander McQueen
- Balenciaga

Watches

- Gucci Group Watches
- Boucheron
- Yves Saint Laurent
- Bédat & Co

High Jewelry

- Boucheron

Gucci Group developments

- **Directly-operated activity**
  - 278 stores at October 31, 2001
- **Synergies**
  - Leather : Gucci / Yves Saint Laurent
  - Shoes : Sergio Rossi / Yves Saint Laurent -Alexander McQueen-Stella McCartney
  - Watches : Gucci Group Watches / Gucci - Boucheron-Yves Saint Laurent
  - Perfumes Alexander McQueen-Stella McCartney- Balenciaga
- **Development of a world-wide distribution network for each brand**

Yves Saint Laurent financial targets

- **Sales**
  - Strong annual growth, double-digit growth medium term

- **Operating income* :**
  - 2001 : losses: Euro 76.2 million
  - 2004 : profitability

** Result before interests, taxes and goodwill and brands amortisation*

A strategy of development in the Luxury Goods sector

An excellent investment

- **Gucci division: one of the most profitable brands in the sector**
  - Retail sales growth:+8.4%
  - Operating margin: 30.5% (34% at Q4)
- **Turnaround at Yves Saint Laurent**
  - Retail sales acceleration: +184% at Q4
- **Internationalisation of the other brands**
  - Boucheron, Balenciaga, Bottega Veneta
- **Net cash: $1.5 billion**
- **Strong gain (24%) compared to the average purchasing cost of PPR in Gucci: 79.1$**
  - Current share price : 98.3$

Credit and Financial Services Division

Alain van Groenendael

Chairman & CEO of the Division

FINAREF

Finaref

The store card leader in France

- 8.5 million store cards
- An integrated customer information used for a targeted offer (credit, insurance, savings)
- Major plans for growth in the three activities, in France and abroad

Finaref

Multi-channel distribution

Physical Network

Outlets :	400
Finance corners :	14
Sales offices :	4

Electronic Channels

Interactive vocal server:	3.1 M
Minitel :	0.7 M
Internet :	1.2 M

Customer

Direct Marketing

Sales reports :	40 M
Mailings :	12 M

Call Centers

Inbound calls :	3 M
Outbound calls :	0.5 M

Consumer Credit: the core business

- **Loans outstanding: Euro 5.9 billion (up 4%)**

- **Inter-operability : Euro 72 million (up 47%)**

- **E-commerce**
  - 5 million contacts (up 19%)
  - 61% of loan applications

- **Launch of the Surcouf card: November 2001**

- **Major developments in 2002**
  - Take-over of the Conforama credit business
  - Opening of Finaref in Italy, Spain and Portugal

Insurance : profitable niche strategy

- **Total premiums received: 167 million Euro, up 9%**

- **Internalisation of management**
  - Insurance policy management taken over in January (welfare, life and non-life)

- **Expanding the range of welfare products**
  - 26,000 policies in 2001 (10,000 in 2000)

- **Introduction of «Cards and Goods» insurance**
  - 65,000 new policies in 2001

Savings: making the most of Finaref's assets

- December 2001: creation of the bank Finaref - ABN Amro
- Product range focused on savings targeting PPR customers
- Savings value chain



Product
Production
Distribution
Customers

ABN-Amro Bank	Finaref
• Brand equity • Ability to manage assets and create innovative savings products	• Customer base: 8.5 million card-holders • CRM Multi-tool approach • Multi-channel distribution

- To be launched in June 2002 with a target of 100,000 customers in 2 years

Business-to-Business division

Alain Redheuil

Chairman and CEO of Rexel

REXEL

CFAO

Pinault Bois & Matériaux

Guilbert

Operating performance

- Market share gains in France and internationally
- Good resistance of operating results at Rexel in an extremely difficult environment
- Continued profitable growth at Pinault Bois & Matériaux
- Recovery at Guilbert
- Excellent performances at CFAO

Operating performances

- **Rexel**
  - 1.2 million product references on offer
  - 60% of products renewed in 4 years

- **Guilbert**
  - 73 million catalogues sent out in 2001
  - more than 3 million parcels delivered each month
  - Mondoffice: 7th best Italian call centre

- **CFAO**
  - 1st distributor of cars in Africa
  - 15,000 references in drugs distributed

Improved customer service

- **Continued IT and logistical investments:**
  - Guilbert: successful establishment of SAP in France and expansion outside France
  - Pinault Bois & Matériaux: merger of organisational processes within the distribution business (ERP: Movex)
  - Rexel: continuation of major logistical and IT projects

Improved customer service

- **Optimisation of product range**
  - Consistent efforts at Guilbert, Pinault Bois & Matériaux and Rexel
  - Launch of a third business at CFAO : CFAO New Tech

- **Major expansion of in-house brands**
  (Niceday, Silverwood, Cerland, Citadel)

- **Development of a multi-channel approach**
  - Major growth of e-business at Guilbert: 7.5% of sales
  - Initial developments at Rexel

Expansion via selective external growth transactions

- **Rexel**
  - Commerce, Ryall and Esco (United States)
  - Kontakt AG Systeme (Switzerland)

- **Pinault Bois & Matériaux**
  - Malet Matériaux group (France)

- **Guilbert**
  - Activities of Corporate Express (Netherlands)

- **CFAO**
  - Pharmaceuticals: creation of IBN Sina Laborex (Egypt)
  - Cars : acquisition of AFRIMA and AUTO-ONE (Congo)

Strategy and outlook

Serge Weinberg

Chairman of the Management Board
Pinault-Printemps-Redoute

Building a specialized distribution Group



88-90
B to B
Pinault Bois & Matériaux
CFAO
REXEL
91-94
Retail & Financial Services
CONFORAMA
Le pays où la vie est moins chère
PRINTEMPS
LA REDOUTE
fnac.com
95-01
B to B & Retail
Guilbert
BRYLANE
ellos
99-01
Luxury Goods
GUCCI
YSL
BOUCHERON
PARIS
BALENCIAGA

PPR: a track record of developer

The ability to combine growth and operating performance



CAGR
Printemps
8.5
1.1%
1992
+17.7%
36.9
4.2%
2001
Conforama
54
4.4%
1992
+18.8%
254
8.8%
2001
Redcats
85.2
3.0%
1992
+8.9%
183,9
3.8%
2001
Fnac
27.3
1.8%
1994
+23.4%
119,2
3.6%
2001

Published numbers excluding Fnac 1994 pro forma

Operating profit (€M) and operating profitability (as a % of sales)

PPR: a track record of developer

The ability to combine growth and operating performance



CAGR
Rexel
+12.8%
106
5.6%
1990
400.1
5.0%
2001
Guilbert
+13.1%
76.7
7.7%
1998
111
6.2%
2001
Pinault Bois
& Matériaux
+21.5%
32.3
4.2%
1997
70.5
5.5%
2001
CFAO
+14.6%
29.3
3.3%
1990
131,1
8.9%
2001

Operating income published number (€M) and operating margin (as a % of sales)

PPR : a track record of developer

Operating margin

Printemps	**4.2%**
Galerie Lafayette and Nouvelles Galeries (1)	3.1%

Conforama	**8.8%**
Media-Mark/Planet Saturn (2)	2.8%
BUT (2)	12.0%

Redcats	**3.8%**
KarstadtQuelle *	2.1%
Spiegel (1)	0.5%

FINAREF (ROE)	**32%**
CCF (3)	28%
Cofidis (3)	27%

Groupe Gucci	**15.9%**
LVMH (1)	12.8%
Richemont *	15.4%
Hermès (1)	25.0%
Bulgari (1)	13.3%

Rexel	**5.0%**
Hagemayer (1)	3.8%
Wesco (1)	2.6%

Guilbert	**6.2%**
Office Depot (1)	3.2%
Staples (1)	4.3%
Burhmann (1)	3.3%

Sources: * PPR, IBES estimates
(1) Published 2001 sales -
(2) Analysts estimates
(3) Eurostaff 2000

Drivers of growth and profitability

Growth

- Continued market share gains

> Increased momentum of customers relationship, direct marketing and multichannel distribution

- Densification of the retail networks internationally
- Store openings
  - 16 Fnac and Conforama stores, 2 Surcouf stores
  - ➡ 59,000 sq.m. of additional selling space
  - 19 stores in the Luxury Goods division
- Launch of new catalogues (one per year in the US)
- Development of luxury brands
- Improved rate of service through highly-performing logistics

Drivers of growth and profitability

Profitability

- **Direct Purchasing**
  - Constant focus on gross margins
  - Enhanced purchasing efficiency through Group programs
    - ✓ GNX (auctions x 2 to Euro 550 million)
    - ✓ PPR Purchasing (Euro 2.4 bn of purchases)
- **Cost control**
  - Improved productivity ratio through investment in IT systems and improved work organisation
  - Tight control on other operating costs e.g. optimisation of commercial investment
  - Enhanced efficiency through PPR BuyCo (Euro 4 bn)
- **Reduction of development costs**
- **Turnaround at Yves Saint Laurent**

Specialised distribution, the most dynamic segment in the distribution sector

Sales of the main retail non-food formats (in volume tax included)



250
200
150
100
50
0
1990
1992
1994
1996
1999
Specialised superstores
Hypermarkets
Mail order sales
Department stores
Specialised small stores

Source Insee (Economy & statistics - April 2001)

- **Pursuit of the Group's development**
  - Capitalisation on the strong brands and retailing know-how
  - International expansion on growth markets
  - Rising integration through the deployment of inter-company synergies
- **Profitability improvement**
  - Increased purchasing efficiency and cost control

Specialised distribution, the most dynamic segment in the distribution sector

➢ **Reinforcement of the management culture of the Group**

- **Best talents recruitment**
  - e-recruitment : www.pprjob.com , more than 100 job offers on-line
  - 200 young graduates per annum
- **Mobility**
  - France : 1 975 executives within one company and 278 from one company to another
- **Training**
  - "UniverCity" PPR : 700 senior executives per annum
- **Opinion poll : "How's the weather over there?"**
  - Launched in 2001 - 90 000 employees
  - Objective: to improve quality of life within the companies
  - Action plan set up in each company

Conclusion

A continuing growth in results



400
350
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
Operating income
+266.6%
Attributable net income
before GW amort.
+155.2%
Sales
+126.8%

Boston Consulting Group study

World-wide survey (end 2001)
Over 4,000 quoted companies in particular in the retail sector

PPR offers a total shareholders' return of 30% pa over the period 1996-2001

A result twice superior to the retail sector average

2nd performance of the CAC 40

Conclusion

Management
and know-how
of a retailer

+

Drivers of growth
and profitability

+

A financial flexibility
serving its development

=

Confidence in the Group

PINAULT PRINTEMPS-REDOUTE

2002 Annual General meetings